


APPLIED
Industrial Technologies®



APPLIED®. VALUE FOCUS.

2007 ANNUAL REPORT

APPLIED®. VALUE FOCUS.

Applied Industrial Technologies is one of North America's largest independent industrial distributors. We supply customers in virtually every segment of industry, as well as government organizations. We are a vital link between a full scope of suppliers' products and capabilities and a broad range of customers' needs.

Applied works in close collaboration with our customers to understand their needs and processes. That's where value creation lies. We use that knowledge to provide products and services when and where they are needed. We have taken the idea of customer service to new levels, believing that we must make ourselves a vital part of our customers' success.

By focusing on our Four Cornerstone strategies – Profitable Sales Growth, Margin Enhancement, Cost Control, and Asset Management – we are driving value for all our stakeholders – customers, suppliers, associates and shareholders.



This report contains statements that are forward-looking, as that term is defined by the Securities and Exchange Commission in its rules, regulations and releases. Applied intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors, including those identified on page 15 of this report and in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by Applied or any other person that results expressed therein will be achieved.

APPLIED AT A GLANCE

Applied serves the Maintenance Repair Operations (MRO) and Original Equipment Manufacturing (OEM) markets with bearings, power transmission components, fluid power components and systems, industrial rubber products, linear components, tools, safety products, and general maintenance and mill supply products. We also provide customized mechanical, fabricated rubber and fluid power shop services, as well as services to meet storeroom management and maintenance training needs.

Headquarters: **Cleveland, Ohio, USA**

Operating Facilities: **445 in 48 U.S. states, 5 Canadian provinces, Puerto Rico and 6 Mexican states**

E-Commerce: **www.applied.com**

Distribution Centers: **7**

Stock Keeping Units (SKUs) Available to Customers: **More than 3 million**

Customer Accounts: **More than 156,000**

Product Manufacturers: **More than 2,000**

Stock Ticker Symbol: **AIT is listed on the New York Stock Exchange**

Employee Associates: **4,649**

2007 FINANCIAL HIGHLIGHTS

(In millions except per share amounts, shareholder and employment figures)

Year Ended June 30, 2007	**2007**	2006	2005
Net Sales	**$ 2,014.1**	$ 1,900.8	$ 1,717.1
Income Before Income Taxes	**$ 133.8**	$ 113.1	$ 86.3
Net Income	**$ 86.0**	$ 72.3	$ 55.3
Net Income Per Share	**$ 1.93**	$ 1.57	$ 1.20
Number of Shareholders at June 30*	**6,242**	6,192	6,079
Average Common Shares Outstanding	**44.5**	46.2	46.1
Cash Dividends Per Share	**$ 0.48**	$ 0.40	$ 0.29
Number of Employees at June 30	**4,649**	4,684	4,441
Return on Equity	**19.9%**	17.9%	15.1%
Cash Provided From Operations	**$ 70.9**	$ 69.9	$ 81.0

* Includes employee shareholders in the Applied Industrial Technologies Retirement Savings Plan.

HIGHLIGHTS

FISCAL YEAR 2007 BUSINESS/OPERATIONAL HIGHLIGHTS

GROWTH

Applied Industrial Technologies achieved record sales in fiscal 2007, crossing the $2 billion mark for the first time.

Applied's net sales in fiscal 2007 increased 6%. Operating margin improved to 6.7%, while operating income improved 16.8%. Selling, Distribution and Administrative expenses decreased to 20.5% of sales, representing a 0.5% improvement from last year.

STOCK REPURCHASES AND DIVIDENDS

During fiscal 2007, Applied purchased 1,401,000 shares of the company's common stock on the open market. In April, the Board authorized the purchase of up to 1,500,000 additional shares, representing approximately 3% of the shares outstanding.

Quarterly dividends for fiscal 2007 totaled $21 million. In July 2007, the Board increased the regular quarterly dividend to $0.15 per share, a 25% increase over the previous quarterly dividend. The company has raised the dividend 181% over the last three years.

HONORS

Applied received the 2007 Large Business Contractor of the Year award from the General Services Administration (GSA) in recognition of the Company's growth, value to the federal marketplace and contribution to the GSA Multiple Award Schedule Program.

Applied placed 26th on CMP Technology's 2006 *InformationWeek* 500 for the innovative use of information technology. The Company has been featured annually on the listing since 2000 and within the top 100 three times.

Applied regularly receives supplier and customer awards of excellence, and fiscal 2007 was another exceptional year. For example, we received the 2006 Gold Alliance Supplier Award from Vulcan Materials Company, which was presented in recognition of product quality, service, support, and value.

Applied was named to the *Forbes* magazine Platinum 400 list of the Best Big Companies in America for the fourth consecutive year. The Company ranked 73rd based on metrics such as a five-year compounded annual growth rate of 31% in shareholder return, as computed by *Forbes*.

SUPPLIER AGREEMENTS

Fiscal 2007 included a new supplier agreement with Wire Belt Company of America and full authorization by Sumitomo at all U.S. locations. Applied formally launched the Rust-Oleum and 3M product lines, and continued a rollout of Parker Hannifin (pneumatics).

SERVICE

Applied opened a new Canadian headquarters facility in Saskatoon, Saskatchewan to support continued growth in sales.

At fiscal year-end, Applied launched a new 1,100-page master catalog featuring nearly 40,000 parts from more than 100 suppliers. This landmark book is the first Applied-branded catalog to feature comprehensive product lines from bearings and power transmission to fluid power and specialty MRO items. The catalog also includes a 42-page technical section as value-added support to customers.

TECHNOLOGY

Applied enhanced its point-of-sale system, making the ordering process quicker and easier for Company associates and, in turn, serving to better satisfy day-to-day customer needs.



LETTER TO OUR SHAREHOLDERS

BILL L. PURSER, DAVID L. PUGH

DEAR SHAREHOLDER:

Our focus on value led Applied Industrial Technologies to a fifth consecutive year of improved financial results in fiscal 2007. These record results included crossing the $2 billion sales threshold for the first time, as well as achieving record earnings and significantly improved operating margin.

Net sales in fiscal 2007 rose 6% to $2,014,109,000 as Applied's business benefited from continued growth in the North American industrial economy. While the economy did not grow as fast as it did last year, our performance strategies helped us get the most out of our selling efforts.

Most notably, our operating margin improved to 6.7% from last year's 6.1%, while our overall operating income improved 16.8%. The continued improvement in operating margin has been driven by company-wide efforts to enhance our productivity, improve gross profit margins, and contain expenses. Selling, Distribution and Administrative expenses were 20.5% of sales, an improvement of 0.5% over last year and an indication that we continue to improve productivity by holding increases in expenses to a lower rate than our growth in sales.

Our balance sheet remains healthy. Our cash balance of $120 million at year-end exceeds our outstanding long-term debt for the third consecutive year. This positions us well to continue to invest in the growth of the business and to return value to shareholders in the form of dividends and stock repurchases. Reflecting that strength, we raised our quarterly dividend rate 25% in July of 2007.

STRATEGIES FOCUSED ON VALUE

Our Four Cornerstones, Applied's operational strategies, helped us generate superior results while supporting our stated business strategy – to grow profitability in North America within our current product domain. Our focus on Profitable Sales Growth, Margin Enhancement, Cost Control, and Asset Management, drives our continuous improvement and makes us more efficient and more effective. They have guided our efforts now for six years, and we believe they will help us continue to grow our sales and further improve our operating margin, to deliver increased value to our shareholders.

Applied's expansion into Mexico and Canada has continued to benefit the corporation. Sales grew 8.7% at our Canadian facilities and 17.6% at our Mexican facilities. We opened a new Canadian headquarters facility in Saskatoon mid-year to support our growing business and help us extend the Applied brand to new geographic regions.

Another major strategy for 2007 was the expansion of our government sales. Now in year two of a five-year plan, we increased our sales by 80% in 2007 and are investing for additional growth over the next three years. We received several awards from the GSA this year, including recognition as their Large Business Contractor of the Year for 2007.

During the year we converted our Applied.com e-commerce site to an "open" Browse and Buy design. This design will allow potential customers to easily access nearly 500,000 of our parts on the Internet and purchase using a credit card. At year-end we issued a new 1,100-page Applied-branded catalog that provides information on nearly 40,000 parts from more than 100 suppliers. Both our catalog and our open Web site are efforts to expand our market reach and find new customers.

Actions to Grow Shareholder Value

During fiscal 2007, Applied repurchased 1,401,000 shares of its common stock for $34 million. In April, the Board approved a new authorization to purchase up to 1,500,000 additional shares representing approximately 3% of the shares outstanding. These purchases can be made in open market and negotiated transactions, from time-to-time depending upon market conditions. During the past five years, Applied has repurchased more than 5,847,000 shares.

Shareholders also benefited from payment of dividends during the year, which totaled $21 million. The quarterly rate of $0.12 was increased 25% to $0.15 in July of 2007. Over the last three years, Applied has raised its dividend 181% reflecting the improved profitability of our business and keeping with our strategy to return value to our shareholders.

Succession in Place

In January of 2007, we announced Bill Purser's chosen retirement date of December 31, 2007. Bill has been our President since October of 2000 and has more than 40 years of experience in our business. His deep knowledge and superb leadership style helped us grow and succeed over the last seven years, and he will be personally and professionally missed.

Picking a strong, knowledgeable successor was a critical need for the Company, and we worked on it for two years, closely involving our Board of Directors in the process. Our selection of Benjamin J. Mondics, age 49, was made with careful consideration and analysis. He was elected to the position of Executive Vice President and Chief Operating Officer and will succeed Bill as President at calendar year-end.



Benjamin J. Mondics

Ben's sales experience, industry knowledge and performance in running our Midwest Area made him a great choice and will ensure continuity of leadership. Throughout 2007 there has been close collaboration, mentoring and strategic planning to provide a smooth transition as the reins are handed over.

Creating More Value

We believe fiscal 2008 should bring continued success in our strategies to create value. The Four Cornerstones will help us generate increased productivity and profitability, and North American economic conditions should continue to support profitable sales growth. We believe increased earnings leverage and additional shareholder value will ensue.

In summary, we achieved substantial progress during 2007, our 84th year in business, thanks to the hard work and dedication of our more than 4,600 employee-associates. We thank our loyal customers and suppliers for their support in the past year, as well as our shareholders and Board of Directors. We look forward to another strong year in fiscal 2008.



David L. Pugh
Chairman & Chief Executive Officer



Bill L. Purser
President

August 17, 2007

VALUE FOCUS.

EXCELLENCE IS IN THE DETAILS.

Value – it signifies worth, importance and achievement of excellence. It's the ability to look more closely at every aspect of business and make the most of it – no matter how small.

At Applied, our value focus lies in the ability to concentrate on individual market needs, single relationships, best practices and unique solutions that create customer success. That focus has been the driver for record-breaking growth and recognition for excellence.

That well-honed ability to see things differently – more clearly focused on delivering value – prepares us to face new challenges, new markets and new potential.

But that's just the beginning, because the Applied value focus is built around our Four Cornerstones strategy.

PROFITABLE SALES GROWTH.

THE CORNERSTONE OF POTENTIAL.

Applied's value focus on Profitable Sales Growth is aimed at seeking new opportunities to grow and diversify within our current product and geographical areas. Our emphasis is on profit – not simply growth for growth's sake. The difference is in our approach.

We work to understand the critical influences for our customers and bring them value they can't get anywhere else. We invest the time to visit plants, study new technologies and present new programs. Currently, the rise in energy costs has opened opportunities in energy efficiency solutions. Armed with targeted information, we seek to create value that overcomes, outperforms, and outlasts the competition.

We continue to invest in Web-based transaction capabilities that offer convenience and speed. In 2007, we instituted a Browse and Buy feature on our Web site where visitors can rapidly search and securely order nearly 500,000 parts, 24 hours a day, 7 days a week. The new capabilities provide the opportunity for increased sales, while self-service technology improves efficiencies.

Our push into new markets is built on a different value focus – knowledge, combined with an acceptable amount of risk. Applied invests the resources needed to understand every aspect of a new business. That experience helps define the right product mix and business tools to yield successful results. Two years ago, this focus launched us into the government service market. Our recognition by the GSA as the 2007 Large Business Contractor of the Year is proof that our investment is paying off, and we will continue looking for those business segments that we consider to be non-cyclical, persistent product businesses.



MARGIN ENHANCEMENT. THE CORNERSTONE OF LEADERSHIP.

Applied's value focus is dedicated to constant, incremental Margin Enhancement – a goal that remains always on the horizon, to be reached by employees looking closely at every factor, every day. We expect smart, focused decisions, and it starts with good purchasing procedures and disciplined pricing practices.

Over the last four years, we have improved our gross profit by nearly two percentage points. But our value focus requires more. We continue to work hard to understand what matters to customers, deliver what counts and eliminate what doesn't. We seek payment that is commensurate with the needed products, service and expertise we provide. It's managing the Four Cornerstones at the customer level, and it's what sets us apart.

Through productivity analysis that offers robust data, tracks various metrics and identifies improvement opportunities, our field management can more efficiently and effectively monitor all factors that impact the profitability of a customer. Individual accountability is ingrained in each associate, and we continue to provide the necessary training that fosters continuous improvement in key business metrics.

VALUE VIEWPOINT.

WHAT MAKES US FOCUSED, MAKES US BETTER.

At Applied, we take great care in making sure that each Cornerstone is properly managed and in perfect balance. From a value viewpoint, the more we know, the more prosperity we can realize. For our customers, that means going beyond solving problems, beyond just finding solutions to offer the best products, the best expertise and the best support.

Maintaining that value focus – steeped in the fundamentals of our business – will take us to new heights and lead us to opportunities for further improvements. We will do this one day at a time, one customer at a time.

COST CONTROL.

THE CORNERSTONE OF OPPORTUNITY.

The focus on value at Applied includes an intensive oversight of Cost Control. Each opportunity to realize savings helps to enhance shareholder returns, support new training, supplement system efficiencies, and finance acquisitions and entry into new markets.

At the core is a mindset bent on operating excellence. Practicing Cost Control diligently in every action, in every task; eliminating errors, exceptions and rework. Developing purchasing efficiencies that enhance buying strength and reduce inventory management costs. These are requirements that must constantly be monitored and controlled. Improved customer relationships often result, which can pay enormous dividends in customer loyalty, retention and profitability to Applied.

To further support our Cost Control opportunities, we analyze the productivity metrics that drive success. Through constant measurement of sales per associate and gross profit per associate, we're better able to manage our resources while continuing to increase sales. Objectives are quantified. Performance is monitored and managed. Opportunities are realized.



ASSET MANAGEMENT.

THE CORNERSTONE OF STRENGTH.

Applied's value focus on Asset Management assures we get the most from every element of the organization. We strive for effective and efficient management of traditional measures – inventory, receivables, facilities, property and equipment. We desire highly-performing assets that support customer needs and shared expectations. By listening to our customers, we align our assets with their needs for mutual success.

Yet, it's our intellectual capital that sets us apart. Our knowledge and expertise are the very assets that position us ahead of our competitors – our customer satisfaction surveys tell us so. That's why we've invested in development tools, and particularly electronic learning.

Every day, throughout the organization, our associates gain more management training, business tools and product knowledge to deliver more value in every decision and interaction. In the past year, nearly 150,000 electronic learning hours have been logged by more than 3,800 associates. By preparing our associates to make smarter decisions, improvements are not only attainable, they're surpassable.

FOCUS ON SHAREHOLDER VALUE

A $100 investment in Applied shares on July 1, 2002 was worth $376 on June 30, 2007. That remarkable 276% improvement amply demonstrates our focus on creating value for our shareholders.

How did we get there? By first creating value for our customers, and then working smart to generate shareholder value from that base. Our Four Cornerstone strategies have helped us produce continuous and notable improvement in our operating margin, growing it from 2.1% in fiscal 2002, to 6.7% in fiscal 2007. Quite simply, we are converting more profit from a given dollar of sales today than we have in the past. We are running our business better for the benefit of our owners, and our share price has responded in kind.

COMPARISON OF CUMULATIVE TOTAL RETURN

Performance Results from 7/1/02 through 6/30/07



$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Applied Industrial Technologies, Inc.
Standard & Poor's 500
Peer Group
2002
2003
2004
2005
2006
2007

Assumes $100 invested at the close of trading 6/30/02 in Applied Industrial Technologies, Inc. common stock. Cumulative total return assumes reinvestment of dividends. The returns of the companies in the peer group are weighted based on the companies' relative stock market capitalization.

	2002	2003	2004	2005	2006	2007
Applied Industrial Technologies, Inc.	$100.00	$111.24	$162.02	$265.01	$304.08	$376.11
Standard & Poor's 500	100.00	98.45	115.26	120.36	128.33	151.88
Peer Group	100.00	93.19	129.95	135.47	180.88	214.66

Source: Value Line, Inc.

Peer group companies selected on a line-of-business basis include: Airgas, Inc., Genuine Parts Company, W.W. Grainger, Inc., Kaman Corporation, Lawson Products, Inc., MSC Industrial Direct Co., Inc., The Timken Company, and WESCO International, Inc.



We continue to return profit to our shareholders through our dividends, raising our quarterly rate five times in the past three years. Most recently we raised our quarterly dividend to 15 cents, up from a split-adjusted 5.3 cents – a 181% increase. We have also repurchased shares when appropriate to support those who invest in our company.

Speaking of investors – our officers, directors and 401(k) plan collectively own 12.5% of Applied stock, so we share in the risk and the rewards. We invest in our Company, as you do, because we believe in Applied's future.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

With more than 4,600 associates across North America, Applied Industrial Technologies ("Applied," the "Company," "We" or "Our") is an industrial distributor that offers parts critical to the operations of MRO and OEM customers in virtually every industry. In addition, Applied provides customized mechanical, fabricated rubber and fluid power shop services, as well as storeroom management and maintenance training. We have a long tradition of growth dating back to 1923, the year our business was founded in Cleveland, Ohio. During fiscal 2007, business was conducted in the United States, Canada, Mexico and Puerto Rico from 445 facilities.

Our fiscal 2007 sales hit a record two billion dollars on an increase of 6.0% compared to prior year. Our operating income and earnings per share increased 16.8% and 22.9%, respectively, compared to the prior year. Significant factors that contributed to these increases included the growth and improved profitability of the service center based distribution business, and the impact of acquired businesses. Gross margin improved 20 basis points to 27.2% due to higher levels of supplier purchasing incentives and lower net freight costs. In addition, the rate of growth in selling, distribution and administrative expense for fiscal 2007 was held below the rate of increase in sales.

Our consolidated balance sheet remains strong as shown by the increase in shareholders' equity from the June 30, 2006 level. Cash provided from operations was $70.9 million, holding steady with fiscal 2006's $69.9 million. The Company has two credit/financing agreements available for a total of up to $250 million of additional borrowing to fund future acquisitions or other capital and operating requirements. Receivables and inventory increased as a result of our sales increase and anticipated future demand for our products. Working capital was only $4 million below 2006's level even considering the classification of $50 million of long-term debt to current liabilities as it is due in December 2007. Continued management of our inventory, receivable and payable balances aided the stability of our working capital.

Applied monitors the Purchasing Managers Index (PMI) published by the Institute for Supply Management and the Manufacturers Capacity Utilization (MCU) index published by the Federal Reserve Board and considers these indices key indicators of potential Company business environment changes.

Both the PMI and the MCU continued to show a stable economy through the second half of fiscal 2007. Our sales activity traditionally lags these key indicators by approximately six months. Given the trend of these indicators, we expect sales improvements to continue into fiscal 2008.

We are forecasting our sales in fiscal 2008 to increase in the 5% to 8% range and our gross profit percentage to be consistent with fiscal 2007 levels. In fiscal 2008, the gross profit margin will be highly dependent on our ability to manage and recover supplier price increases. We anticipate that fiscal 2008 supplier purchasing incentives will be consistent with the fiscal 2007 levels. While we consider these purchasing incentives to be compensation for various sales, marketing and logistics services performed, when they are recognized in our income statement, they are accounted for as a reduction of cost of sales as required by the Financial Accounting Standards Board ("FASB") rules. Our overall growth in selling, distribution and administrative expenses most likely will exceed our goal of one half the rate of sales growth due to continued investments in initiatives that are expected to build profitable future growth.

YEAR ENDED JUNE 30, 2007 VS. 2006

Net sales in fiscal 2007 were $2.0 billion or 6.0% above the prior year sales. This increase was primarily due to the 4.7% improvement in our service center based distribution sales and the impact of our acquisitions. The increase in service center based distribution sales was driven by sales mix, volume, the recovery of supplier price increases, the strengthening of the Canadian currency and sales generated by acquired businesses. The majority of the increase in sales at our fluid power businesses was attributable to businesses acquired in fiscal 2006 which were only included for a portion of that year. There was one less sales day in fiscal 2007 compared to fiscal 2006.

The sales product mix for fiscal 2007 was 80.2% industrial products and 19.8% fluid power products compared to 81.8% industrial and 18.2% fluid power in the prior year. Business acquisitions accounted for most of the shift in sales product mix.

At June 30, 2007, we had a total of 445 operating facilities in the U.S., Canada and Mexico versus 452 at June 30, 2006.

Industrial production in the United States slowed somewhat in the first half of our fiscal year and increased slightly in the second half. There is improvement among manufacturing customers as reflected in the PMI and MCU indices. We would anticipate our positive financial results to continue if current economic trends continue.

Gross profit margin increased to 27.2% during fiscal 2007 from 27.0% during fiscal 2006. The increase in gross profit margin during fiscal 2007 primarily reflects higher levels of supplier purchasing incentives. LIFO inventory layer liquidations resulted in a $1.6 million positive impact during fiscal 2006.

Selling, distribution and administrative expense ("SD&A") consists of associate compensation, benefits and other expenses associated with selling, purchasing, warehousing, supply chain management and providing marketing and distribution of the Company's products, as well as costs associated with a variety of administrative functions such as human resources, information technology, treasury, accounting, legal and facility related expenses. SD&A increased 3.7% during fiscal 2007 compared to the prior year, but decreased as a percent of sales to 20.5% from 21.0% in 2006. Approximately half of the fiscal 2007 increase was attributable to businesses acquired. The remainder of the increase was primarily due to increases in associate compensation tied to improved financial performance.

Operating income increased 16.8% to $135.0 million during fiscal 2007 from $115.6 million during 2006. As a percent of sales, operating income increased to 6.7% in fiscal 2007 from 6.1% in 2006. The $19.4 million increase in operating income during fiscal 2007 was primarily due to the increase in gross profit generated by the service center based distribution business, reflecting higher sales and supplier purchasing incentives, as well as control of SD&A expenses and the impact of acquired businesses.

Interest expense-net decreased by 26.5% or $0.9 million during fiscal 2007 compared with the prior year, primarily due to an increase in interest income associated with higher average balances of temporary investments and higher interest rates.

Other income, net, represents certain non-operating items of income and expense. This line increased $0.5 million due primarily to appreciation in investments held by deferred compensation trusts.

Income tax expense as a percentage of income before taxes was 35.7% for fiscal 2007 and 36.1% for 2006. The decrease in the effective tax rate was due to higher levels of non-taxable interest income in the current year. We expect our overall tax rate for fiscal 2008 to rise to around 36.5%, primarily due to recent U.S. tax law changes which have eliminated certain deductions related to foreign sourced income.

Net income for fiscal 2007 increased $13.7 million or 19.0% from the prior year, reflecting the increases in sales and margins. Net income per share increased 22.9% to $1.93 in fiscal 2007 from $1.57 in 2006. During fiscal 2007, we repurchased 1.4 million shares as part of our stock buyback program which resulted in fewer shares outstanding for the year compared to the prior year.

The number of Company associates was 4,649 at June 30, 2007 and 4,684 at June 30, 2006.

YEAR ENDED JUNE 30, 2006 VS. 2005

Net sales in fiscal 2006 were $1.9 billion or 10.7% above the prior year sales. This increase was primarily due to the 7.7% improvement in our service center based distribution sales and the impact of our acquisitions. The increase in service center based distribution sales was driven by sales mix, volume, recovery of supplier price increases, strengthening of the Canadian currency and sales generated by acquired businesses. The majority of the increase in sales at our fluid power businesses was attributable to the sales generated by businesses acquired during the year. The remainder of the increase reflects sales mix, pricing and volume and the impact of the strengthening of the Canadian currency. The number of sales days was the same in both annual periods.

The sales product mix for fiscal 2006 was 81.8% industrial products and 18.2% fluid power products compared to 84.0% industrial and 16.0% fluid power in the prior year. Business acquisitions accounted for most of the shift in sales product mix.

At June 30, 2006, we had a total of 452 operating facilities in the U.S., Canada and Mexico versus 440 at June 30, 2005. The net increase of 12 facilities was primarily due to the acquisition of two businesses during fiscal 2006.

Gross profit margin increased to 27.0% during fiscal 2006 from 26.5% during 2005. The increase in gross profit margin during fiscal 2006 primarily reflected improved customer pricing, lower net freight costs and higher levels of supplier purchasing incentives. The increase in supplier purchasing incentives reflected the recording of certain supplier purchasing incentives during the first quarter of fiscal 2006 related to inventory purchases made in the prior year. The criteria under U.S. generally accepted accounting principles necessary to permit us to record these supplier purchasing incentives were not met until that time. The gross profit margin was also positively impacted by LIFO inventory layer liquidations during fiscal 2006, which increased gross profit by $1.6 million. There were no LIFO layer liquidations during fiscal 2005.

Selling, distribution and administrative expense ("SD&A") increased 8.6% during fiscal 2006 compared to the prior year, but decreased as a percent of sales to 21.0% from 21.4% in 2005. Approximately 40% of the fiscal 2006 increase was attributable to SD&A amounts of businesses acquired. The remainder of the increase was primarily due to increases in associate compensation tied to improved financial performance.

Operating income increased 31.4% to $115.6 million during fiscal 2006 from $88.0 million during 2005. As a percent of sales, operating income increased to 6.1% in fiscal 2006 from 5.1% in 2005. The $27.6 million increase in operating income during fiscal 2006 was primarily due to the increase in gross profit generated by the service center based distribution business, reflecting the improved gross profit margin noted above on higher sales levels. Operating income was also positively impacted by the acquisition of two businesses during fiscal 2006. These increases in operating income were only partially offset by the increase in SD&A noted above.

Interest expense-net decreased by 32.1% or $1.5 million during fiscal 2006 compared with the prior year, primarily due to an increase in interest income associated with higher average balances of temporary investments and higher interest rates.

Other income, net, represented certain non-operating items of income and expense. The decrease in other income, net in fiscal 2006 was due to $2.9 million of life insurance settlements received during 2005 which did not recur in 2006.

Income tax expense as a percentage of income before taxes was 36.1% for fiscal 2006 and 35.9% for 2005. The increase in the effective income tax rate primarily reflected the benefit of tax-free life insurance proceeds recorded during fiscal 2005 that did not recur during fiscal 2006, partially offset by lower state and local income tax rates during fiscal 2006.

Net income for fiscal 2006 increased $17.0 million or 30.6% from the prior year, reflecting the increases in sales and margins. Net income per share increased 30.8% to $1.57 in fiscal 2006 from $1.20 in 2005.

Effective July 1, 2005, we closed our Denver distribution center. This was our smallest distribution center and the least efficient from a cost standpoint. We transferred a portion of the inventory to the area service centers to provide additional local inventory resources and availability for emergency shipment needs. The remainder of the inventory was transferred to our distribution centers in Texas, California and Oregon that now service the area previously serviced out of Denver.

The number of Company associates was 4,684 at June 30, 2006 and 4,441 at June 30, 2005. This increase was primarily due to business acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operations depend primarily upon generating operating income, controlling investment in inventories and receivables, and managing the timing of payments to suppliers. We continue to monitor and control our investments in inventories and receivables by taking advantage of supplier purchasing programs, making internal information system enhancements and accelerating receivables collection through improvements in invoice delivery, customer communications and expanded external collection efforts. We generated $70.9 million of cash from operating activities during fiscal 2007, $69.9 million during 2006, and $81.0 million during 2005. Cash provided from operations in fiscal 2007 benefited from our strong operating results. The operating cash flow increase was partially offset by higher receivables and inventory balances. Inventory balances did however rise at a lower level than sales. Prior year acquisitions were integrated allowing us to more efficiently manage our investment in inventory. Cash flows from operations in fiscal 2007 were also impacted by the timing of certain income tax payments and the timing of receipts from certain supplier purchasing programs. In fiscal 2007, we changed how we fund our contributions to the Retirement Savings Plan. We now contribute cash (which is then used by the administrator to purchase Company stock in the open market) whereas previously we satisfied our obligation by contributing treasury shares. This reduced operating cash flow in fiscal 2007 by approximately $6.0 million.

Cash used by investing activities was $10.2 million during fiscal 2007, $37.9 million during 2006 and $12.5 million during 2005. Cash was primarily used for capital expenditures in fiscal 2007, whereas 2006 and 2005 also included acquisitions. In fiscal 2006 we acquired two U.S. distributors for $27.7 million, net of cash acquired, and in fiscal 2005 we acquired one Canadian distributor for $5.9 million, net of cash acquired. Capital expenditures consisted primarily of computers and information technology equipment, and buildings and improvements.

For fiscal 2008, our capital expenditures are expected to be in the $8 million to $10 million range, consisting primarily of additional computers, information system technology and infrastructure investments. Depreciation for fiscal 2008 is expected to be in the range of $12.5 million to $13.5 million.

Cash used in financing activities was $48.4 million during fiscal 2007, $53.8 million during 2006 and $11.7 million during 2005. The reduction in cash used in financing activities represents fewer shares repurchased in fiscal 2007 versus fiscal 2006 (reduction of $20.8 million or 1 million shares). Offsetting this are the excess tax benefits from share-based compensation which dropped $12.5 million compared to prior year on lower exercises of stock options. Finally, the full year impact of the fiscal 2006 dividend rate increases accounted for an additional $3.0 million use of cash versus fiscal 2006. Over the last three fiscal years, we repurchased 1.4 million, 2.4 million and 0.9 million shares of the Company's common stock at an average price per share of $24.26, $23.05 and $16.04, respectively. During fiscal year 2007, we paid a quarterly dividend of $.12 per share. In July 2007, the Board declared a quarterly dividend payable on August 31, 2007 to shareholders of record on August 15, 2007 of $.15 per share. This represents an increase of 25% over the previous regular quarterly cash dividend. The amount of the dividend paid is recommended quarterly by management and approved by our Board of Directors based on judgment, financial performance and cash flow and payout guidelines consistent with other industrial companies.

The following table shows the Company's approximate obligations and commitments to make future payments under contractual obligations as of June 30, 2007 (in thousands):

	Total	Period Less Than 1 yr.	Period 1-3 yrs.	Period 4-5 yrs.	Period over 5 yrs.
Operating leases	$ 65,400	$ 19,200	$ 24,200	$ 11,600	$ 10,400
Interest payments on debt	8,700	3,700	4,000	1,000	
Planned funding of postretirement obligations	40,500	4,700	5,600	8,800	21,400
Long-term debt	75,000	50,000		25,000	
Total Contractual Cash Obligations	$189,600	$ 77,600	$ 33,800	$ 46,400	$ 31,800

Purchase orders for inventory and other goods and services are not included in our estimates, as purchase orders generally represent authorizations to buy rather than binding agreements.

The Board of Directors has authorized the repurchase of shares of the Company's common stock, at the Company's discretion. These purchases may be made in open market and negotiated transactions, from time-to-time, depending upon market conditions. At June 30, 2007, we had authorization to purchase an additional 1,500,000 shares.

Capital resources are obtained from income retained in the business, borrowings under the Company's long-term debt facilities, and from operating lease arrangements. Additionally, we have revolving credit agreements available for borrowings as required.

See Note 5 to the consolidated financial statements for details regarding the outstanding debt amounts as of June 30, 2007 and 2006. The average borrowings totaled $75.0 million during fiscal 2007 and 2006. In fiscal 2007, we classified $50.0 million of debt that matures in December 2007 as current as we plan to pay it off with cash at maturity. One-third of the Company's outstanding debt has been converted from fixed rate U.S. dollar denominated debt to fixed rate Canadian dollar denominated debt through the use of a cross currency swap. As such, consolidated interest expense is affected by changes in the exchange rates of U.S. and Canadian dollars (see Note 6 to the consolidated financial statements). The weighted average interest rate on borrowings under our debt agreements, net of the benefits from interest rate swaps, was 6.8%, 6.7% and 6.5% in fiscal 2007, 2006 and 2005, respectively. The increase in the weighted average interest rate reflects the impact of the strengthening of the Canadian dollar during fiscal 2007 and 2006. We terminated our interest rate swap agreements for favorable settlements in prior years. The settlement gains are being amortized as a reduction in interest expense of $0.8 million per year over the remaining life of the notes through December 2007.

We manage interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under committed revolving credit agreement and interest rate swaps. At June 30, 2007, we had no variable rate debt or interest rate swaps outstanding. See Note 6 to the consolidated financial statements "Risk Management Activities" for additional discussion on our derivative activities.

The Company's working capital at June 30, 2007 was $365.5 million compared to $370.0 million at June 30, 2006. The current ratio was 2.6 at June 30, 2007 and 3.0 at June 30, 2006. The decrease in working capital at June 30, 2007 was primarily due to the increase in long-term debt payable within one year associated with the debt that matures in December 2007.

The Company amended its five-year committed revolving credit agreement which now expires in June 2012. This agreement provides for unsecured borrowings of up to $150.0 million. We had no borrowings outstanding under this facility at June 30, 2007. Unused lines under this facility, net of outstanding letters of credit, totaling $144.7 million are available to fund future acquisitions or other capital and operating requirements. We also have an uncommitted long-term financing shelf facility which was renewed in fiscal 2007, and now expires in March 2010, that enables us to borrow up to $100.0 million at our discretion with terms of up to fifteen years. We had no outstanding borrowings under this facility at June 30, 2007.

The aggregate annual maturities of outstanding debt are $50.0 million in fiscal 2008 and $25.0 million in fiscal 2011.

Management expects that cash provided from operations, available credit facilities and the use of operating leases will be sufficient to finance normal working capital needs, acquisitions, investments in properties, facilities and equipment, and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained based on the Company's credit standing and financial strength.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Note 1 to the consolidated financial statements describes the significant accounting policies and methods used in preparation of the consolidated financial statements. Estimates are used for, but not limited to, determining the net carrying value of trade accounts receivable, inventories, supplier purchasing incentives receivable, goodwill, other long-lived assets, recording self-insurance liabilities and other accrued liabilities. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

LIFO Inventory Valuation and Methodology

U.S. inventories are valued at the lower of cost or market, using the last-in, first-out ("LIFO") method, and foreign inventories are valued using the average cost method. We adopted the link chain dollar value LIFO method for accounting for U.S. inventories in fiscal 1974. Approximately one-third of our domestic inventory dollars relate to LIFO layers added in the 1970s. The excess of current cost over LIFO cost is $141.3 million as reflected on our consolidated balance sheet at June 30, 2007. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issues Paper, "Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories." See Note 3 to the consolidated financial statements for further information regarding inventories.

Supplier Purchasing Programs

We enter into agreements with certain suppliers that provide for inventory purchase incentives. Although these agreements are unique to each supplier, they are generally annual programs that provide for purchase incentives to be earned upon achieving specified purchase volumes. These percentages can increase or decrease based on changes in the volume of purchases.

We accrue for the receipt of these inventory purchase incentives based upon actual cumulative purchases of inventory and expected total purchases through the life of the program. Each supplier program is analyzed at least quarterly to determine the appropriateness of the amount estimated to be received. Differences between our estimates and actual incentives subsequently received have not been material.

All benefits under these supplier purchasing programs are recognized under our LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. Our accounting for inventory purchase incentives is in accordance with guidance issued by the FASB in EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." While management believes we will continue to receive inventory purchase incentives, there can be no assurance that suppliers will continue to provide comparable amounts of incentives in the future.

Allowances for Slow-Moving and Obsolete Inventories

We evaluate the recoverability of our slow moving or obsolete inventories at least quarterly. We estimate the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory, as well as assumptions regarding future demand. Our ability to recover our cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand and relationships with suppliers. Historically, most of our inventories have demonstrated long shelf lives, are not highly susceptible to obsolescence and are eligible for return under various supplier return programs.

Allowances for Doubtful Accounts

We evaluate the collectibility of trade accounts receivable based on a combination of factors. Initially, we estimate an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of certain customers and industries estimated to be a greater credit risk, trends within the entire customer pool and as a result of changes in the overall aging of accounts receivable. While we have a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which we operate could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts.

Self-Insurance Liabilities

We maintain business insurance programs with significant self-insured retention, which cover workers' compensation, business automobile, general product liability and other claims. We accrue estimated losses using actuarial calculations, models and assumptions based on historical loss experience. We maintain a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. We maintain a reserve for all unpaid medical claims including those incurred but not reported based on historical experience and other assumptions. The Company utilizes independent actuarial firms and other specialists to assist in determining the adequacy of all self-insurance liability reserves. Although management believes that the estimated liabilities for self-insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self-insurance liabilities are based on numerous assumptions, some of which are subjective. We will continue to adjust our estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.

Pension and Other Postemployment Benefit Plans

The measurement of liabilities related to pension plans and other postemployment benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and healthcare cost trend rates. We evaluate these assumptions and adjust them as necessary.

In 2007, we adopted the recognition and disclosure provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). As a result of our adoption of SFAS 158, we recorded a decrease in other non-current assets of $0.2 million, an increase in postemployment benefits of $7.7 million, and a decrease in accumulated other comprehensive income (loss) of $7.9 million.

Income Taxes

As of June 30, 2007, the Company had recognized $30.9 million of net deferred tax assets. Management believes that sufficient income will be earned in the future to realize its deferred income tax assets. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48, which is an interpretation of SFAS No. 109, "Accounting for Income Taxes," provides guidance on the manner in which tax positions taken or to be taken on tax returns should be reflected in an entity's financial statements prior to their resolution with taxing authorities. The Company is required to adopt FIN 48 during the first quarter of fiscal 2008. The Company is currently evaluating the requirements of FIN 48 and has not yet determined the impact, if any, this interpretation will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 apply under other accounting pronouncements that require or permit fair value measurements. We are required to adopt SFAS 157 effective for our fiscal year 2009. The impact on our consolidated financial statements has not been determined.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This statement permits companies to measure many financial instruments and certain other items at fair value. We are required to adopt SFAS 159 effective for our fiscal year 2009. The impact on our consolidated financial statements has not been determined.

OTHER MATTERS

In two of the past three fiscal years, we have acquired distributors thereby extending our business over a broader geographic area. In fiscal 2006, we acquired two U.S. based distributors of industrial and fluid power products for a combined purchase price of $28.6 million. In fiscal 2005, we acquired a Canadian distributor of industrial products for a purchase price of $6.6 million.

Results of operations of all of the above acquisitions, which have all been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates. The results of operations for these acquisitions are not material for all years presented.

CAUTIONARY STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT

This Annual Report to Shareholders, including Management's Discussion and Analysis, contains statements that are forward-looking based on management's current expectations about the future. Forward-looking statements are often identified by qualifiers, such as "expect," "believe," "plan," "intend," "will," "should," "could," "anticipate," "forecast" and similar expressions. Similarly, descriptions of objectives, strategies, plans, or goals are also forward-looking statements. These statements may discuss, among other things, expected growth, future sales, future cash flows, future capital expenditures, future performance, and the anticipation and expectations of the Company and its management as to future occurrences and trends. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations and releases.

Readers are cautioned not to place undue reliance on any forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors, many of which are outside the Company's control. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. In addition, the Company assumes no obligation publicly to update or revise any forward-looking statements, whether because of new information or events, or otherwise, except as may be required by law.

Important risk factors include, but are not limited to, the following: risks relating to the operations levels of our customers and the economic factors that affect them; reduced demand for our products in targeted markets due to reasons including consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; changes in customer preferences for products and services of the nature and brands sold by us; changes in customer procurement policies and practices; changes in the prices for products and services relative to the cost of providing them; loss of key supplier authorizations, lack of product availability, or changes in supplier distribution programs; competitive pressures; the cost of products and energy and other operating costs; disruption of our information systems; our ability to retain and attract qualified sales and customer service personnel; our ability to identify and complete acquisitions, integrate them effectively, and realize their anticipated benefits; disruption of operations at our headquarters or distribution centers; risks and uncertainties associated with our foreign operations, including more volatile economic conditions, political instability, cultural and legal differences, and currency exchange fluctuations; risks related to legal proceedings to which we are a party; the variability and timing of new business opportunities including acquisitions, alliances, customer relationships, and supplier authorizations; the incurrence of debt and contingent liabilities in connection with acquisitions; our ability to access capital markets as needed; changes in accounting policies and practices; organizational changes within the Company; the volatility of our stock price and the resulting impact on our financial statements; adverse regulation and legislation; and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of god, terrorist acts, fires, floods, and accidents). Other factors and unanticipated events could also adversely affect our business, financial condition, or results of operations. We discuss certain of these matters more fully above in "Management's Discussion and Analysis" as well as other of our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended June 30, 2007.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has evaluated its exposure to various market risk factors, including but not limited to, interest rate, foreign currency exchange and commodity price risks. The Company is primarily affected by market risk exposure through the effect of changes in interest rates and, to a lesser extent, through the change in exchange rates.

The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit agreement and interest rate swaps. The Company had no variable rate borrowings under its committed revolving credit agreement and no interest rate swap agreements outstanding at June 30, 2007. All the Company's outstanding debt is currently at fixed interest rates at June 30, 2007 and scheduled for repayment in December 2007 and beyond.

The Company mitigates its foreign currency exposure from the Canadian dollar through the use of cross currency swap agreements as well as foreign-currency denominated debt. Hedging of the U.S. dollar denominated debt, used to fund a substantial portion of the Company's net investment in its Canadian operations, is accomplished through the use of cross currency swaps. Any gain or loss on the hedging instrument offsets the gain or loss on the underlying debt. Translation exposures with regard to our Mexican business are not hedged, as our Mexican activity is not material. For the year ended June 30, 2007, a uniform 10% strengthening of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $1.0 million decrease in net income. A uniform 10% weakening of the U.S. dollar would have resulted in a $1.0 million increase in net income.

STATEMENTS OF CONSOLIDATED INCOME

(In thousands, except per share amounts)

Year Ended June 30,	2007	2006	2005
Net Sales	**$ 2,014,109**	$ 1,900,780	$ 1,717,055
Cost of Sales	**1,466,057**	1,386,895	1,262,206
	548,052	513,885	454,849
Selling, Distribution and Administrative, including depreciation	**413,041**	398,293	366,881
Operating Income	**135,011**	115,592	87,968
Interest Expense	**5,798**	5,523	5,816
Interest Income	**(3,438)**	(2,313)	(1,086)
Other Income, net	**(1,179)**	(717)	(3,101)
	1,181	2,493	1,629
Income Before Income Taxes	**133,830**	113,099	86,339
Income Tax Expense	**47,808**	40,800	31,000
Net Income	**$ 86,022**	$ 72,299	$ 55,339
Net Income Per Share - Basic	**$ 1.97**	$ 1.62	$ 1.24
Net Income Per Share - Diluted	**$ 1.93**	$ 1.57	$ 1.20

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

June 30,	2007	2006
Assets		
Current assets		
Cash and cash equivalents	**$ 119,665**	$ 106,428
Accounts receivable, less allowances of $6,134 and $6,000	**248,698**	231,524
Inventories	**199,886**	190,537
Other current assets	**32,284**	29,955
Total current assets	**600,533**	558,444
Property – at cost		
Land	**10,850**	10,916
Buildings	**69,938**	68,136
Equipment	**106,006**	107,230
	186,794	186,282
Less accumulated depreciation	**119,006**	115,488
Property – net	**67,788**	70,794
Goodwill	**57,550**	57,222
Other assets	**51,498**	44,211
Total Assets	**$ 777,369**	$ 730,671
Liabilities		
Current liabilities		
Accounts payable	**$ 97,166**	$ 109,440
Long-term debt payable within one year	**50,395**	
Compensation and related benefits	**59,536**	54,852
Other current liabilities	**27,913**	24,139
Total current liabilities	**235,010**	188,431
Long-term debt	**25,000**	76,186
Postemployment benefits	**36,552**	27,441
Other liabilities	**29,824**	23,791
Total Liabilities	**326,386**	315,849
Shareholders' Equity		
Preferred stock – no par value; 2,500 shares authorized; none issued or outstanding		
Common stock – no par value; 80,000 shares authorized; 54,213 shares issued	**10,000**	10,000
Additional paid-in capital	**127,569**	122,146
Income retained for use in the business	**473,899**	408,847
Treasury shares – at cost (11,097 and 10,146 shares)	**(159,803)**	(130,967)
Accumulated other comprehensive (loss) income	**(682)**	4,796
Total Shareholders' Equity	**450,983**	414,822
Total Liabilities and Shareholders' Equity	**$ 777,369**	$ 730,671

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In thousands)

Year Ended June 30,	2007	2006	2005
Cash Flows from Operating Activities			
Net income	**$ 86,022**	$ 72,299	$ 55,339
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	**13,489**	13,128	13,832
Deferred income taxes	**(6,424)**	1,000	(3,900)
Stock-based compensation	**2,927**	2,978	2,437
Amortization of intangibles	**1,045**	732	992
Provision for losses on accounts receivable	**1,462**	1,953	1,958
Gain on sale of property	**(334)**	(294)	(1,427)
Amortization of gain on interest rate swap terminations	**(791)**	(791)	(790)
Treasury shares contributed to employee benefit and deferred compensation plans	**1,921**	8,937	9,506
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	**(17,415)**	(17,067)	(9,594)
Inventories	**(7,934)**	2,103	(10,360)
Other operating assets	**(1,369)**	(8,066)	(2,658)
Accounts payable	**(12,220)**	2,223	22,510
Accrued expenses	**10,546**	(9,282)	3,189
Net Cash provided by Operating Activities	**70,925**	69,853	81,034
Cash Flows from Investing Activities			
Property purchases	**(11,192)**	(11,057)	(9,208)
Proceeds from property sales	**1,275**	1,244	4,020
Net cash paid for acquisition of businesses, net of cash acquired of $968 in 2006		(27,672)	(5,914)
Other	**(302)**	(429)	(1,437)
Net Cash used in Investing Activities	**(10,219)**	(37,914)	(12,539)
Cash Flows from Financing Activities			
Purchases of treasury shares	**(33,988)**	(54,778)	(14,596)
Dividends paid	**(20,970)**	(17,973)	(12,740)
Excess tax benefits from share-based compensation	**3,885**	16,400	
Exercise of stock options	**2,663**	2,569	15,590
Net Cash used in Financing Activities	**(48,410)**	(53,782)	(11,746)
Effect of Exchange Rate Changes on Cash	**941**	1,135	720
Increase (decrease) in cash and cash equivalents	**13,237**	(20,708)	57,469
Cash and cash equivalents at beginning of year	**106,428**	127,136	69,667
Cash and Cash Equivalents at End of Year	**$ 119,665**	$ 106,428	$ 127,136
Supplemental Cash Flow Information			
Cash paid during the year for:			
Income taxes	**$ 42,857**	$ 31,337	$ 29,624
Interest	**$ 5,488**	$ 5,290	$ 5,343

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(In thousands, except per share amounts)

For the Years Ended June 30, 2007, 2006 and 2005	Shares of Common Stock Outstanding	Common Stock	Additional Paid-in Capital	Income Retained for Use in the Business	Treasury Shares - at Cost	Unearned Restricted Common Stock Compensation	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
Balance at July 1, 2004	43,886	$ 10,000	$ 90,520	$ 311,922	$ (72,870)	$ (1,158)	$ 1,121	$ 339,535
Net income				55,339				55,339
Unrealized loss on cash flow hedge, net of income tax of $(634)							(1,002)	(1,002)
Unrealized gain on investment securities available for sale, net of income tax of $42							74	74
Increase in minimum pension liability, net of income tax of $(1,643)							(2,858)	(2,858)
Foreign currency translation adjustment, net of income tax of $693							1,676	1,676
Total comprehensive income								**53,229**
Cash dividends – $.29 per share				(12,740)				(12,740)
Purchases of common stock for treasury	(911)				(14,596)			(14,596)
Treasury shares issued for:								
Retirement Savings Plan contributions	446		4,623		3,304			7,927
Exercise of stock options	1,467		4,934		10,656			15,590
Deferred compensation plans	114		728		851			1,579
Compensation expense – stock options and appreciation rights			2,111					2,111
Amortization of restricted common stock compensation			253			326		579
Other			71		(5)	7		73
Balance at June 30, 2005	45,002	10,000	103,240	354,521	(72,660)	(825)	(989)	393,287
Net income				72,299				72,299
Unrealized gain on cash flow hedge, net of income tax of $384							598	598
Unrealized gain on investment securities available for sale, net of income tax of $43							72	72
Reduction in minimum pension liability, net of income tax of $283							542	542
Foreign currency translation adjustment, net of income tax of $1,258							4,573	4,573
Total comprehensive income								**78,084**
Cash dividends – $.40 per share				(17,973)				(17,973)
Purchases of common stock for treasury	(2,379)				(54,778)			(54,778)
Treasury shares issued for:								
Retirement Savings Plan contributions	348		4,892		3,583			8,475
Exercise of stock options	1,088		11,279		(6,945)			4,334
Deferred compensation plans	21		269		193			462
Compensation expense – stock options and appreciation rights			2,658					2,658
Amortization of restricted common stock compensation			320					320
Reclassification of unearned restricted stock compensation due to the adoption of SFAS 123(R)			(825)			825		
Other	(13)		313		(360)			(47)
Balance at June 30, 2006	44,067	10,000	122,146	408,847	(130,967)	0	4,796	414,822
Net income				86,022				86,022
Unrealized loss on cash flow hedge, net of income tax of $(59)							(93)	(93)
Unrealized gain on investment securities available for sale, net of income tax of $68							110	110
Increase in minimum pension liability, net of income tax of $(185)							(301)	(301)
Foreign currency translation adjustment, net of income tax of $194							2,703	2,703
Total comprehensive income								**88,441**
Cash dividends – $.48 per share				(20,970)				(20,970)
Purchases of common stock for treasury	(1,401)				(33,988)			(33,988)
Treasury shares issued for:								
Retirement Savings Plan contributions	5		47		65			112
Exercise of stock options	366		796		4,157			4,953
Deferred compensation plans	78		1,613		1,046			2,659
Compensation expense – stock options and appreciation rights			2,494					2,494
Amortization of restricted common stock compensation			433					433
Adjustment to initially apply SFAS 158, net of income tax of $(4,899)							(7,897)	(7,897)
Other	1		40		(116)			(76)
Balance at June 30, 2007	43,116	$ 10,000	$ 127,569	$ 473,899	$ (159,803)	$ 0	$ (682)	$ 450,983

See notes to consolidated financial statements.

(In thousands, except per share amounts)

NOTE 1: BUSINESS AND ACCOUNTING POLICIES

Business

Applied Industrial Technologies, Inc. and subsidiaries (the "Company") is one of North America's leading distributors of industrial products. Industrial products include bearings, power transmission components, fluid power components and systems, industrial rubber products, linear components, tools, safety products, general maintenance, and a variety of mill supply products. Fluid power products include hydraulic, pneumatic, lubrication, and filtration components and systems. The Company also provides mechanical, rubber shop and fluid power services. The Company offers technical application support for these products and provides solutions to help customers minimize downtime and reduce overall procurement costs. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems. Most of the Company's sales are in the maintenance and replacement markets to customers in a wide range of industries, principally in North America.

Consolidation

The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The financial results of the Company's Canadian subsidiaries are included in the consolidated financial statements based upon their fiscal year ended May 31. Prior to June 30, 2006, the Company was considered the primary beneficiary for iSource Performance Materials, LLC (iSource) and included their accounts in the consolidated financial statements. Effective June 30, 2006, the Company ended its venture with iSource and is no longer the primary beneficiary. As of June 30, 2006, iSource's operating results and balances were no longer included in the Company's consolidated financial statements.

Foreign Currency

The financial statements of the Company's Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are included as components of accumulated other comprehensive income in shareholders' equity. Transaction gains and losses included in the statements of consolidated income were not material.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

Concentration of Credit Risk

The Company has a broad customer base representing many diverse industries doing business throughout North America. As such, the Company does not believe that a significant concentration of credit risk exists.

The Company maintains its cash and cash equivalents with federally insured financial institutions. Deposits held with banks may exceed insurance limits. These deposits may be redeemed upon demand.

Allowances for Doubtful Accounts

The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of customers and industries estimated to be a greater credit risk, trends within the entire customer pool and changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts.

Inventories

U.S. inventories are valued at the lower of cost or market, using the last-in, first-out (LIFO) method, and foreign inventories are valued using the average cost method. The Company adopted the link chain dollar value LIFO method of accounting for U.S. inventories in fiscal 1974. At June 30, 2007, approximately one-third of the Company's domestic inventory dollars relate to LIFO layers added in the 1970s. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year in a manner which is in accordance with the guidance in the 1984 AICPA LIFO Issues Paper, "Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories." See Note 3 for further information regarding inventories.

The Company evaluates the recoverability of its slow moving or obsolete inventories at least quarterly. The Company estimates the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory as well as assumptions regarding future demand. The Company's ability to recover its cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand and relationships with suppliers. Historically, the Company's inventories have demonstrated long shelf lives, are not highly susceptible to obsolescence and are eligible for return under various supplier return programs.

Supplier Purchasing Programs

The Company enters into agreements with certain suppliers providing for inventory purchase incentives. The Company's inventory purchase incentive arrangements are unique to each supplier and are generally annual programs ending at either the Company's fiscal year end or the supplier's year end. Incentives are received in the form of cash or credits against purchases upon attainment of specified purchase volumes and are received monthly, quarterly or annually based upon actual purchases for such period. The incentives are a specified percentage of the Company's net purchases based upon achieving specific purchasing volume levels. These percentages can increase or decrease based on changes in the volume of purchases. The Company accrues for the receipt of these inventory purchase incentives based upon cumulative purchases of inventory. The percentage level utilized is based upon the estimated total volume of purchases expected during the life of the program. Each supplier program is analyzed, reviewed and reconciled each quarter as information becomes available to determine the appropriateness of the amount estimated to be received. Upon program completion, differences between estimates and actual incentives subsequently received have not been material. Benefits under these supplier purchasing programs are recognized under the Company's LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. The Company's accounting for inventory purchase incentives is in accordance with guidance issued by the Financial Accounting Standards Board ("FASB") in EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor."

Property and Depreciation

Property and equipment are recorded at cost. Depreciation of buildings and equipment is computed using the straight-line method over the estimated useful lives of the assets and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Buildings and related improvements are depreciated over ten to thirty years and equipment is depreciated over three to eight years. The carrying values of property and equipment are reviewed for impairment on a quarterly basis or when events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows. To analyze recoverability, the Company considers market values, where available, or will project undiscounted net future cash flows over the remaining life of such assets. If these market values or projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. Impairment losses, if any, are measured based upon the difference between the carrying amount and the fair value of the assets.

Goodwill and Other Intangible Assets

Goodwill is recognized as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is not amortized.

The Company recognizes acquired intangible assets such as non-competition agreements, customer relationships, exclusive supplier distribution agreements, and trademarks apart from goodwill. Amortization of intangible assets is computed using the straight-line method over the estimated period of benefit and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. The weighted-average amortization period for intangible assets with an unamortized balance as of June 30, 2007 was 7 years for non-competition agreements, 14 years for customer relationships, 12 years for exclusive supplier distribution agreements and 13 years for trademarks.

Goodwill and other intangible assets are tested for impairment annually as of January 1 or when changes in conditions indicate carrying value may not be recoverable. Impairment exists when the carrying value of goodwill or other intangible assets exceed their fair value. The results of the Company's annual testing indicated no impairment.

Self-Insurance Liabilities

The Company maintains business insurance programs with significant self-insured retention, which cover workers' compensation, business automobile, general product liability and other claims. The Company accrues estimated losses using actuarial calculations, models and assumptions based on historical loss experience. The Company maintains a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company estimates its reserve for all unpaid medical claims including those incurred but not reported based on historical experience and other assumptions. The Company utilizes independent actuarial firms and other specialists to assist in determining the adequacy of all self-insurance liability reserves.

Revenue Recognition

Sales are recognized when the sales price is fixed, collectibility is reasonably assured and the product's title and risk of loss is transferred to the customer. Typically, these conditions are met when the product is shipped to the customer. The Company recognizes shipping and handling fees when products are shipped or delivered to a customer, and includes such amounts in net sales. The Company reports its sales net of the amount of actual sales returns and the amount of reserves established for anticipated sales returns based on historical return rates. Sales tax collected from customers is excluded from net sales in the accompanying statements of consolidated income.

Shipping and Handling Costs

The Company records freight payments to third parties in cost of sales and internal delivery costs in selling, distribution and administrative expenses in the accompanying statements of consolidated income.

(In thousands, except per share amounts)

Income Taxes

Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws.

Net Income Per Share

The following is a computation of the basic and diluted earnings per share:

Year Ended June 30,	2007	2006	2005
Net Income	**$ 86,022**	$ 72,299	$ 55,339
Average Shares Outstanding:			
Weighted average common shares outstanding for basic computation	**43,630**	44,620	44,481
Dilutive effect of common stock equivalents	**865**	1,560	1,610
Weighted average common shares outstanding for dilutive computation	**44,495**	46,180	46,091
Net Income Per Share – Basic	**$ 1.97**	$ 1.62	$ 1.24
Net Income Per Share – Diluted	**$ 1.93**	$ 1.57	$ 1.20

Options and stock appreciation rights to acquire 460, 301, and 516 shares of common stock were outstanding at June 30, 2007, 2006, and 2005, respectively, but were not included in the computation of diluted earnings per share for the fiscal years then ended as they were anti-dilutive.

Stock-Based Compensation

Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. The adoption of SFAS 123(R) did not have a material impact on the determination of stock based compensation expense. The Company follows the transition guidance of SFAS 123(R) in determining the additional paid-in capital pool.

Prior to the adoption of SFAS 123(R), all tax benefits resulting from the exercise of stock awards were reported as operating cash flows in the Company's statements of consolidated cash flows. In accordance with and effective upon the adoption of SFAS 123(R), excess tax benefits are now reported as financing cash flows in the Company's statements of consolidated cash flows. Excess tax benefits for fiscal year 2005 resulting from the vesting and exercise of stock awards totaled $4,828 and are reported as operating cash flows in the accompanying statements of consolidated cash flows.

Also effective upon the adoption of SFAS 123(R), the amount of unearned restricted common stock compensation for non-vested awards, previously reported as a separate component of shareholders' equity, was eliminated against additional paid-in capital.

Treasury Shares

Shares of common stock repurchased by the Company are recorded at cost as treasury shares and result in a reduction of shareholders' equity in the consolidated balance sheets. The Company uses the weighted average cost method for determining the cost of shares reissued. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.

Accumulated Other Comprehensive (Loss) Income

Accumulated other comprehensive (loss) income is comprised of the following:

June 30,	2007	2006
Unrealized loss in cash flow hedge, net of taxes	**$ (664)**	$ (572)
Unrealized gain on investment securities available for sale, net of taxes	**256**	145
Minimum pension liability, net of taxes		(2,316)
Foreign currency translation, net of taxes	**10,240**	7,539
Pension liability, net of taxes	**(10,514)**	
Total accumulated other comprehensive (loss) income	**$ (682)**	$ 4,796

New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48, which is an interpretation of SFAS No. 109, "Accounting for Income Taxes," provides guidance on the manner in which tax positions taken or to be taken on tax returns should be reflected in an entity's financial statements prior to their resolution with taxing authorities. The Company is required to adopt FIN 48 during the first quarter of fiscal 2008. The Company is currently evaluating the requirements of FIN 48 and has not yet determined the impact, if any, this interpretation may have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 apply under other accounting pronouncements that require or permit fair value measurements. We are required to adopt SFAS 157 effective for our fiscal year 2009. The impact on our consolidated financial statements has not been determined.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This statement permits companies to measure many financial instruments and certain other items at fair value. We are required to adopt SFAS 159 effective for our fiscal year 2009. The impact on our consolidated financial statements has not been determined.

Reclassifications

Certain prior period amounts have been reclassified to conform to current year presentation.

NOTE 2: BUSINESS COMBINATIONS

In two of the past three fiscal years, the Company acquired distributors to complement and extend its business over a broader geographic area. In fiscal 2006, the Company acquired two U.S. based distributors of industrial and fluid power products for a combined purchase price of $28,639. In 2005, the Company acquired a Canadian distributor of industrial products for a purchase price of $6,599.

Results of operations of the above acquisitions, which have been accounted for as purchases, are included in the accompanying consolidated financial statements from their respective acquisition dates. The results of operations for these acquisitions are not material for all years presented.

NOTE 3: INVENTORIES

Inventories consist of the following:

June 30,	**2007**	2006
U.S. inventories at current cost	**$ 294,897**	$ 279,619
Foreign inventories at average cost	**46,333**	48,547
	341,230	328,166
Less: Excess of current cost over LIFO cost for U.S. inventories	**141,344**	137,629
Inventories on consolidated balance sheets	**$ 199,886**	$ 190,537

Reductions in certain U.S. inventories during fiscal 2006 resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of the liquidations increased fiscal 2006 gross profit by $1,647, net income by $1,013 and net income per share by $0.02. There were no LIFO layer liquidations during fiscal 2007 and 2005.

NOTE 4: GOODWILL AND OTHER INTANGIBLES

The changes in the carrying amount of goodwill for the years ended June 30, 2007 and 2006, are as follows:

	Service Center Based Distribution Segment	Fluid Power Businesses Segment	Total
Balance at July 1, 2005	$ 51,083		$ 51,083
Goodwill acquired during the year	4,801	$ 259	5,060
Currency translation adjustment	1,079		1,079
Balance at June 30, 2006	$ 56,963	$ 259	$ 57,222
Other, primarily currency translation	341	(13)	328
Balance at June 30, 2007	$ 57,304	$ 246	$ 57,550

The Company's intangible assets resulting from business combinations are included in other assets in the consolidated balance sheets and are amortized over their estimated period of benefit and consist of the following:

June 30, 2007	Amount (a)	Accumulated Amortization	Net Book Value
Non-competition agreements	$ 657	$ 355	$ 302
Customer relationships	8,347	1,477	6,870
Exclusive supplier distribution agreements	1,071	311	760
Trademarks	924	144	780
	$ 10,999	$ 2,287	$ 8,712

June 30, 2006	Amount (a)	Accumulated Amortization	Net Book Value
Non-competition agreements	$ 750	$ 380	$ 370
Customer relationships	8,397	954	7,443
Exclusive supplier distribution agreements	1,127	305	822
Trademarks	1,163	174	989
	$ 11,437	$ 1,813	$ 9,624

(a) Amounts include the impact of foreign currency translation. Fully amortized amounts are written off.

During fiscal 2006, the Company recorded intangible assets of $200 for non-competition agreements, $4,890 for customer relationships, $290 for exclusive supplier distribution agreements and $750 for trade names in connection with the acquisition of two U.S. distributors of industrial products (see Note 2).

Amortization expense for other intangible assets totaled $1,045, $732 and $992 in fiscal 2007, 2006, and 2005, respectively. Amortization of other intangible assets at June 30, 2007 is expected to be $1,350 for 2008, $1,250 for 2009, $1,150 for 2010, $1,000 for 2011 and $850 for 2012.

(In thousands, except per share amounts)

NOTE 5: DEBT

Long-term debt consists of:

June 30,	2007	2006
7.98% Private placement debt, due at maturity in November 2010	$ 25,000	$ 25,000
6.60% Senior $50,000 unsecured term notes, due at maturity in December 2007, including effects of interest rate swaps (see Note 6)	50,395	51,186
Total long-term debt	75,395	76,186
Less payable within one year	50,395	
Total long-term debt less current portion	$ 25,000	$ 76,186

The aggregate annual maturities of long-term debt over the next five years as of June 30, 2007 include $50,395 in fiscal 2008 and $25,000 in fiscal 2011.

Based upon current market rates for debt of similar maturities, the Company's long-term debt had an estimated fair value of $76,995 and $77,305 as of June 30, 2007 and 2006, respectively.

In June 2007, the Company replaced its existing revolving credit facility with a new five year committed revolving credit facility with a group of banks. This agreement provides for unsecured borrowings of up to $150,000 at various interest rate options, none of which is in excess of the banks' prime rate at interest determination dates. Fees on this facility range from .07% to .15% per year on the average amount of the total revolving credit commitments during the year. Unused lines under this facility, net of outstanding letters of credit ($5,317 for securing certain insurance obligations), totaled $144,683 at June 30, 2007 and are available to fund future acquisitions or other capital and operating requirements. The Company had no borrowings outstanding under this facility at June 30, 2007.

During March 2007, the Company renewed its agreement with Prudential Insurance Company, for an uncommitted shelf facility that enables the Company to borrow up to $100,000 in additional long-term financing at the Company's sole discretion with terms of up to fifteen years. The new agreement expires in March 2010. At June 30, 2007, there was no borrowing under this agreement.

The revolving credit facility, private placement debt and senior unsecured term notes contain restrictive covenants regarding liquidity, tangible net worth, financial ratios and other covenants. At June 30, 2007, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2007, the Company was in compliance with all covenants.

NOTE 6: RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risks, primarily resulting from changes in interest rates and currency exchange rates. To manage these risks, the Company may enter into derivative transactions pursuant to the Company's written policy. These transactions are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The Company does not hold or issue derivative financial instruments for trading purposes.

During fiscal 2002, the Company entered into two interest rate swap agreements with two banks which effectively converted the fixed interest rate on the 6.60% senior unsecured term notes to a floating variable rate based on LIBOR. In October 2001 and August 2002, the Company terminated the swap agreements for favorable settlements of $2,000 and $2,500, respectively. These settlement gains are being amortized as a reduction in interest expense of approximately $790 per year over the remaining life of the notes through December 2007. The effect of the swap agreements was to decrease interest expense by $791 in fiscal 2007, $791 in 2006 and $790 in 2005.

In November 2000, the Company entered into two 10-year cross-currency swap agreements to manage its foreign currency risk exposure on private placement borrowings related to its wholly owned Canadian subsidiary. The cross-currency swaps effectively convert $25,000 of debt, and the associated interest payments, from 7.98% fixed rate U.S. dollar denominated debt to 7.75% fixed rate Canadian dollar denominated debt. The terms of the two cross-currency swaps mirror the terms of the private placement borrowings.

The Company has designated one of the cross-currency swaps, with a $20,000 U.S. notional amount, as a foreign currency cash flow hedge. The fair value of the cross-currency swap was a liability of $9,372 and $8,401 at June 30, 2007 and 2006, respectively. These liabilities were recorded in other liabilities and the related unrealized losses are included in accumulated other comprehensive (loss) income (net of tax). The second cross-currency swap, however, has not been designated as a hedging instrument under the hedge accounting provisions of SFAS 133. The fair value of this cross-currency swap was a liability of $2,343 and $2,100 at June 30, 2007 and 2006, respectively. Changes in the fair value of this derivative instrument are recorded in the statements of consolidated income as a component of other income, net.

NOTE 7: INCOME TAXES

Income Before Income Taxes

The components of income before income taxes are as follows:

Year Ended June 30,	2007	2006	2005
U.S.	$ 119,275	$ 100,462	$ 77,263
Foreign	14,555	12,637	9,076
Total income before taxes	$ 133,830	$ 113,099	$ 86,339

Provision

The provision (benefit) for income taxes consists of:

Year Ended June 30,	**2007**	2006	2005
Current:			
Federal	**$ 43,325**	$ 31,100	$ 28,200
State and local	**5,341**	3,600	3,700
Foreign	**5,566**	5,100	3,000
Total current	**54,232**	39,800	34,900
Deferred:			
Federal	**(5,914)**	900	(4,500)
State and local	**(342)**	400	(100)
Foreign	**(168)**	(300)	700
Total deferred	**(6,424)**	1,000	(3,900)
Total	**$ 47,808**	$ 40,800	$ 31,000

The exercise of non-qualified stock options and stock appreciation rights during fiscal 2007, 2006 and 2005 resulted in $2,860, $16,155 and $4,575, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Vesting of stock awards and other stock compensation in fiscal 2007 and 2006 resulted in $1,025 and $245, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were recorded in additional paid-in capital.

Effective Tax Rates

The following reconciles the federal statutory income tax rate and the Company's effective tax rate:

Year Ended June 30,	**2007**	2006	2005
Statutory tax rate	**35.0%**	35.0%	35.0%
Effects of:			
State and local income taxes	**2.3**	2.4	2.8
Foreign income taxes	**(.8)**	(.7)	(.7)
Tax exempt interest	**(.3)**	(.1)	
Non-deductible expenses	**.1**	.2	.3
Deductible dividend	**(.5)**	(.6)	(.5)
Non-taxable life insurance settlement			(1.2)
Income tax examinations	**.1**	(.1)	
Other, net	**(.2)**		.2
Effective tax rate	**35.7%**	36.1%	35.9%

Consolidated Balance Sheets

Significant components of the Company's net deferred tax assets are as follows:

June 30,	**2007**	2006
Deferred tax assets:		
Compensation liabilities not currently deductible	**$ 30,171**	$ 20,091
Reserves not currently deductible	**7,454**	7,998
Goodwill and other intangibles	**563**	1,296
Net operating loss carryforwards	**438**	422
Total deferred tax assets	**38,626**	29,807
Deferred tax liabilities:		
Inventories	**(4,061)**	(5,471)
Depreciation and differences in property bases	**(1,471)**	(2,598)
Other	**(2,181)**	(2,045)
Total deferred tax liabilities	**(7,713)**	(10,114)
Net deferred tax assets	**$ 30,913**	$ 19,693

At June 30, 2007 and 2006, $7,710 and $6,169, respectively, of the net deferred tax assets were included in other current assets and $19,597 and $13,524, respectively, were included in other assets in the accompanying consolidated balance sheets. Management believes that sufficient income will be earned in the future to realize its deferred income tax assets. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.

No provision has been made for income taxes on undistributed earnings of consolidated non-U.S. subsidiaries since it is the Company's intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. Determination of the net amount of unrecognized taxes with respect to these earnings is not practicable, however, foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution.

(In thousands, except per share amounts)

NOTE 8: SHAREHOLDERS' EQUITY

Stock-Based Incentive Plans

The 1997 Long-Term Performance Plan (the "1997 Plan"), which expires in 2012, provides for granting of stock options, stock appreciation rights ("SARs"), stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee or the Corporate Governance Committee of the Board of Directors (the "Committees") may determine to officers, other key associates and members of the Board of Directors. Grants are generally made by the Committees during regularly scheduled meetings. The number of shares of common stock which may be awarded in each fiscal year under the 1997 Plan is two percent (2%) of the total number of shares of common stock outstanding on the first day of each year for which the plan is in effect. Common stock available for distribution under the 1997 Plan, but not distributed, may be carried over to the following year. Shares available for future grants at June 30, 2007 and 2006 were 2,601 and 2,050, respectively.

Stock Option and Appreciation Rights

SARs and non-qualified stock options are granted with an exercise price equal to the market price of the Company's common stock at the date of grant. SAR and stock option awards generally vest over four years of continuous service and have 10-year contractual terms.

Compensation expense related to stock options and SARs recorded for the years ended June 30, 2007, 2006 and 2005 was $2,494, $2,658 and $2,111, respectively. Such amounts are included in selling, distribution and administrative expense in the accompanying statements of consolidated income. Compensation expense for stock options and SARs has been determined using the Black-Scholes option pricing model. Determining the appropriate fair value of stock-based awards requires management to select a fair value model and make certain estimates and assumptions. The weighted average assumptions used for SAR and stock option grants issued in fiscal 2007, 2006 and 2005 are:

	2007	2006	2005
Expected life, in years	**5.1**	7.2	8.0
Risk free interest rate	**4.8%**	4.3%	3.9%
Dividend yield	**2.2%**	1.4%	2.0%
Volatility	**46.7%**	42.3%	31.5%

The expected life is based upon historical exercise experience of the officers, other key associates and members of the Board of Directors currently awarded stock-based compensation. The risk free interest rate is based upon the U.S. Treasury zero-coupon bonds with remaining terms equal to the expected life of the stock options and SARs. The assumed dividend yield has been estimated based upon the Company's historical results and expectations for changes in dividends and stock prices. The volatility assumption is calculated based upon historical daily price observations of the Company's common stock for a period equal to the expected life.

It has been the Company's practice to issue shares from Treasury to satisfy requirements of SAR and option exercises. SARs are redeemable solely in Company common stock. The exercise price of option awards may be settled by the holder with cash or by tendering Company common stock. A summary of stock option and SAR activity is presented below:

(Share amounts in thousands)	Shares	Weighted Average Exercise Price
2007		
Outstanding, beginning of year	2,486	$ 11.23
Granted	319	22.11
Exercised	(421)	8.61
Outstanding, end of year	2,384	$ 13.15
Exercisable at end of year	1,533	$ 10.63
Weighted average fair value of SARs and options granted during year		$ 8.74
2006		
Outstanding, beginning of year	4,302	$ 8.68
Granted	306	23.40
Exercised	(2,103)	7.76
Expired/canceled	(19)	14.04
Outstanding, end of year	2,486	$ 11.23
Exercisable at end of year	1,381	$ 9.85
Weighted average fair value of SARs and options granted during year		$ 10.29
2005		
Outstanding, beginning of year	5,253	$ 7.87
Granted	516	13.80
Exercised	(1,455)	7.57
Expired/canceled	(12)	7.76
Outstanding, end of year	4,302	$ 8.68
Exercisable at end of year	2,763	$ 8.18
Weighted average fair value of SARs and options granted during year		$ 4.67

The weighted average remaining contractual terms for SARs/options outstanding and exercisable at June 30, 2007 were 6.3 and 5.4 years, respectively. The aggregate intrinsic values of SARs/options outstanding and exercisable at June 30, 2007 were $31,350 and $16,293, respectively. The aggregate intrinsic value of the SARs/options exercised during fiscal 2007, 2006 and 2005 was $7,887, $41,966 and $12,891, respectively.

A summary of the status of the Company's nonvested stock options and SARs at June 30, 2007, all of which are expected to vest, is presented below:

(Share amounts in thousands)	Shares	Weighted Average Grant-Date Fair Value
2007		
Nonvested, beginning of year	1,105	$ 4.61
Granted	319	8.74
Vested	(573)	3.69
Nonvested, end of year	851	$ 6.77

As of June 30, 2007, unrecognized compensation cost related to stock options and SARs amounted to $2,787. That cost is expected to be recognized over a weighted average period of 2.6 years. The total fair value of shares vested during fiscal 2007, 2006 and 2005 was $2,116, $2,388 and $2,125, respectively.

Restricted Stock

Restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting. Restricted stock awards vest over a period of one to four years. The aggregate fair market value of the restricted stock is considered unearned compensation at the time of grant and is amortized over the vesting period.

At June 30, 2007 and 2006, the Company had 43 and 63 shares of restricted stock outstanding at weighted average prices of $13.77 and $10.14, respectively. During fiscal 2007, restricted stock was granted at an average grant price of $23.34 per share. Unamortized compensation related to unvested restricted stock awards aggregated $349 and $515 at June 30, 2007 and 2006, respectively. The unamortized compensation cost related to restricted stock is expected to be amortized over the remaining vesting period of 0.8 years.

Long-Term Performance Grants

The Committee also makes annual awards of three-year performance grants to key officers. A target payout is established at the beginning of each three-year performance period. The actual payout at the end of the period is calculated based upon the Company's achievement of objective sales growth, return on sales, and total shareholder return targets. Total shareholder return is calculated based upon the increase in the Company's common stock price, including dividend reinvestment, over the performance period as compared to the Company's peers, as defined. Payouts are made in cash, common stock, or a combination thereof, as determined by the Committee at the end of the performance period.

During fiscal 2007, 2006 and 2005, the Company recorded $549, $540 and $784, respectively, of compensation expense for achievement relative to the total shareholder return-based goals of the Company's performance grants. At June 30, 2007 and 2006, the Company had accrued $1,174 and $1,308, respectively, for compensation relative to these goals. At June 30, 2007 and 2006, potential compensation expense related to the outstanding performance grants aggregated $2,124 and $1,234, respectively. This compensation expense is expected to be recognized over the remaining performance period of 1.6 years.

Shareholders' Rights

In 1998 the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred share purchase right for each outstanding share of Company common stock. The rights become exercisable only if a person or group acquires beneficial ownership or commences a tender or exchange offer for 20% or more of the Company's common stock, unless the tender or exchange offer is for all outstanding shares of the Company upon terms determined by the Company's continuing directors to be in the best interests of the Company and its shareholders. When exercisable, the rights would entitle the holders (other than the acquirer) to buy shares of the Company's common stock having a market value equal to two times the right's exercise price or, in certain circumstances, to buy shares of the acquiring company having a market value equal to two times the right's exercise price.

Treasury Shares

At June 30, 2007, 596 shares of the Company's common stock held as treasury shares were restricted as collateral under escrow arrangements relating to change in control and director and officer indemnification agreements.

NOTE 9: BENEFIT PLANS

Retirement Savings Plan

Substantially all U.S. associates participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's U.S. income before income taxes and before the amount of the contribution (5% for fiscal 2007, 2006 and 2005). The Company also partially matches 401(k) contributions by participants, who may elect to contribute up to 50% of their compensation, subject to Internal Revenue Code maximums. Until July 1, 2006, matching contributions were made with the Company's common stock and were determined quarterly using rates based on achieving pre-determined quarterly earnings per share levels (ranging from 25% to 100% of the first 6% of compensation contributed to the plan). Effective July 1, 2006, the matching contribution is made in cash which is then used by the administrator to purchase Company stock in the open market.

(In thousands, except per share amounts)

The Company's expense for contributions to the above plan was $11,548, $11,365 and $9,947 during fiscal 2007, 2006 and 2005, respectively.

Deferred Compensation Plans

The Company has deferred compensation plans that enable certain associates of the Company to defer receipt of a portion of their compensation and non-employee directors to defer receipt of director fees. The Company funds these deferred compensation liabilities by making contributions to rabbi trusts. Contributions consist of Company common stock and investments in money market and mutual funds.

Postemployment Benefit Plans

The Company provides the following postemployment benefits:

Supplemental Executive Retirement Benefits Plan

The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable at retirement based upon a percentage of the participant's compensation.

Qualified Defined Benefit Retirement Plan

The Company has a qualified defined benefit retirement plan that provides benefits to certain hourly associates at retirement. The benefits are based on length of service and date of retirement. These associates do not participate in the Retirement Savings Plan.

Salary Continuation Benefits

The Company has agreements with certain retirees to pay monthly retirement benefits for a period not in excess of 15 years. The discount rates used in determining the benefit obligation were 6.0% and 5.8% at June 30, 2007 and 2006, respectively.

Retiree Medical Benefits

The Company provides health care benefits to eligible retired associates who elect to pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. Additionally, in conjunction with a fiscal 1998 acquisition, the Company assumed the obligation for a post-retirement medical benefit plan which provides health care benefits to eligible retired associates at no cost to the individual.

Adoption of Statement of Financial Accounting Standards No. 158

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of SFAS 87, 88, 106, and 132 (R)" ("SFAS 158"). This statement requires a company to recognize the funded status of retirement and other postretirement benefit plans as an asset or liability in its balance sheet, measured as the difference between plan assets at fair value and the benefit obligation. It also requires the Company to recognize changes in that funded status, other than those recognized as components of net periodic benefit cost, in the year in which the changes occur through accumulated other comprehensive income (loss), net of tax. The Company adopted SFAS 158 on a prospective basis effective June 30, 2007.

The Company uses a June 30 measurement date for all plans. The following illustrates the incremental effect of applying SFAS 158 on individual lines on our consolidated balance sheet as of June 30, 2007:

	Before Application of SFAS 158	SFAS 158 Adjustments	Reported as of June 30, 2007
Other assets	$ 51,736	$ (238)	$ 51,498
Total Assets	$ 777,607	$ (238)	$ 777,369
Postemployment benefits	$ 28,894	$ 7,658	$ 36,552
Total Liabilities	$ 318,728	$ 7,658	$ 326,386
Accumulated other comprehensive income (loss), net of tax	$ 7,215	$ (7,897)	$ (682)
Total Shareholders' Equity	$ 458,880	$ (7,897)	$ 450,983

The changes in benefit obligations, plan assets and funded status for the plans described above were as follows:

	Pension Benefits		Other Benefits	
	2007	2006	**2007**	2006
Change in benefit obligation:				
Benefit obligation at beginning of the year	**$ 35,071**	$ 32,035	**$ 3,981**	$ 5,209
Service cost	**1,685**	1,450	**56**	55
Interest cost	**2,032**	1,601	**222**	253
Plan participants' contributions			**28**	28
Benefits paid	**(855)**	(832)	**(223)**	(265)
Amendments	**1,404**		**141**	
Actuarial loss (gain) during year	**2,873**	817	**(32)**	(1,299)
Benefit obligation at June 30	**$ 42,210**	$ 35,071	**$ 4,173**	$ 3,981
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 5,254**	$ 4,831		
Actual return on plan assets	**731**	515		
Employer contributions	**763**	740	**$ 194**	$ 237
Plan participants' contributions			**29**	28
Benefits paid	**(855)**	(832)	**(223)**	(265)
Fair value of plan assets at June 30	**$ 5,893**	$ 5,254	**$ 0**	$ 0
Funded status at June 30	**$ (36,317)**	$ (29,817)	**$ (4,173)**	$ (3,981)
Net amount recognized:				
Obligations in excess of plan assets	**$ (36,317)**	$ (29,817)	**$ (4,173)**	$ (3,981)
Unrecognized net loss (gain)		11,011		(837)
Unrecognized prior service cost		3,970		98
Net amount recognized	**$ (36,317)**	$ (14,836)	**$ (4,173)**	$ (4,720)
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid benefit cost	**$ 873**	$ 1,782		
Intangible assets		3,403		
Current liabilities	**(4,541)**	(716)	**$ (270)**	$ (260)
Noncurrent liabilities	**(32,649)**	(22,981)	**(3,903)**	(4,460)
Additional minimum liability recognized in accumulated other comprehensive loss		3,676		
Net amount recognized	**$ (36,317)**	$ (14,836)	**$ (4,173)**	$ (4,720)
Amounts recognized in accumulated other comprehensive loss (income) consist of:				
Net actuarial loss (gain)	**$ 12,813**		**$ (760)**	
Prior service cost	**4,716**		**190**	
Total accumulated other comprehensive loss (income)	**$ 17,529**		**$ (570)**	

The discount rate is used to determine the present value of future payments. In general, the Company's liability increases as the discount rate decreases and decreases as the discount rate increases. The Company selects a discount rate using the Citigroup Pension Liability Index over the estimated duration of the plans.

The weighted-average actuarial assumptions at June 30 used to determine benefit obligations for the plans were as follows:

	Pension Benefits		Other Benefits	
	2007	2006	**2007**	2005
Discount rate	**6.0%**	5.8%	**6.0%**	5.8%
Expected return on plan assets	**8.0%**	8.0%	**N/A**	N/A
Rate of compensation increase	**5.5%**	5.5%	**N/A**	N/A

The following table provides information for pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets:

	Pension Benefits	
	2007	2006
Projected benefit obligations	**$ 37,191**	$ 35,071
Accumulated benefit obligations	**28,963**	28,560

(In thousands, except per share amounts)

The net periodic pension costs are as follows:

	Pension Benefits		
	2007	2006	2005
Service cost	**$ 1,685**	$ 1,450	$ 1,274
Interest cost	**2,032**	1,601	1,638
Expected return on plan assets	**(415)**	(381)	(353)
Recognized net actuarial loss	**804**	784	479
Amortization of prior service cost	**658**	627	627
Net periodic pension cost	**$ 4,764**	$ 4,081	$ 3,665

	Other Benefits		
	2007	2006	2005
Service cost	**$ 56**	$ 55	$ 48
Interest cost	**222**	253	292
Recognized net actuarial (gain) loss	**(109)**	28	14
Amortization of prior service cost	**49**	49	49
Net periodic pension cost	**$ 218**	$ 385	$ 403

The estimated net loss and prior service cost for the pension plans that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost over the next fiscal year are $941 and $635, respectively. The estimated net gain and prior service cost for the other benefits that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost over the next fiscal year are $107 and $45, respectively.

The assumed health care cost trend rates used in measuring the accumulated benefit obligation for post-retirement benefits other than pensions were 10% as of June 30, 2007 and June 30, 2006, decreasing to 5% by 2012 and 2010, respectively. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2007 and for the year then ended:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total service and interest cost components of periodic expense	$ 46	$ (38)
Effect on post-retirement benefit obligation	$ 592	$ (488)

Obligations and Funded Status Plan Assets

Applied Industrial Technologies, Inc.'s Qualified Defined Benefit Retirement Plan weighted average asset allocation and target allocation are as follows:

	Target Allocation	Percentage of Pension Plan Assets At Fiscal Year End	
	2008	2007	2006
Asset Category:			
Equity securities	55-65%	61%	66%
Debt securities	30-35%	33%	34%
Other	0-10%	6%	0%
Total	100%	100%	100%

Equity securities do not include any Applied Industrial Technologies, Inc. common stock.

The Company has established an investment policy and regularly monitors the performance of the assets of the trust maintained in conjunction with the Qualified Defined Benefit Retirement Plan. The strategy implemented by the trustee of the Qualified Defined Benefit Retirement Plan is to achieve long-term objectives and invest the pension assets in accordance with ERISA and fiduciary standards. The long-term primary objectives are to provide for a reasonable amount of long-term capital, without undue exposure to risk; to protect the Qualified Defined Benefit Retirement Plan assets from erosion of purchasing power; and to provide investment results that meet or exceed the actuarially assumed long-term rate of return. The expected long-term rate of return on assets assumption was developed by considering the historical returns and the future expectations for returns of each asset class as well as the target asset allocation of the pension portfolio.

Cash Flows

Employer Contributions

The Company expects to contribute $4,500 to its pension benefit plans and $200 to its other benefit plans in 2008.

Estimated Future Benefit Payments

The Company expects to make the following benefit payments, which reflect expected future service:

During Fiscal Years	Pension Benefits	Other Benefits
2008	$ 4,700	$ 200
2009	4,500	200
2010	900	300
2011	5,000	300
2012	3,500	300
2013 through 2017	14,600	1,300

NOTE 10: LEASES

The Company leases its corporate headquarters facility along with certain service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under non-cancelable operating leases as of June 30, 2007 are as follows:

2008	$ 19,200
2009	14,100
2010	10,100
2011	6,600
2012	5,000
Thereafter	10,400
Total minimum lease payments	$ 65,400

Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $28,300 in fiscal 2007, $26,700 in 2006 and $25,500 in 2005.

NOTE 11: SEGMENT INFORMATION

The Company has identified two reportable segments: Service Center Based Distribution and Fluid Power Businesses. The Service Center Based Distribution segment provides customers with solutions to their maintenance, repair and original equipment manufacturing needs through the distribution of industrial products including bearings, power transmission components, fluid power components, industrial rubber products, linear motion products, safety products, general maintenance and a variety of mill supply products. The Fluid Power Businesses segment distributes fluid power components and operates shops that assemble fluid power systems and components, performs equipment repair, and offers technical advice to customers.

The accounting policies of the Company's reportable segments are the same as those described in Note 1. Sales between the Service Center Based Distribution segment and the Fluid Power Businesses segment have been eliminated.

Segment Financial Information:

	Service Center Based Distribution	Fluid Power Businesses	Total
Year Ended June 30, 2007			
Net sales	**$ 1,806,284**	**$ 207,825**	**$ 2,014,109**
Operating income	**122,684**	**14,427**	**137,111**
Assets used in the business	**715,864**	**61,505**	**777,369**
Depreciation	**12,166**	**1,323**	**13,489**
Capital expenditures	**10,074**	**1,118**	**11,192**
Year Ended June 30, 2006			
Net sales	$ 1,725,392	$ 175,388	$ 1,900,780
Operating income	111,774	11,849	123,623
Assets used in the business	670,619	60,052	730,671
Depreciation	12,019	1,109	13,128
Capital expenditures	10,310	747	11,057
Year Ended June 30, 2005			
Net sales	$ 1,601,531	$ 115,524	$ 1,717,055
Operating income	83,059	7,183	90,242
Assets used in the business	660,616	29,554	690,170
Depreciation	13,135	697	13,832
Capital expenditures	8,789	419	9,208

(In thousands, except per share amounts)

A reconciliation of operating income for reportable segments to the consolidated income before income taxes is as follows:

Year Ended June 30,	2007	2006	2005
Operating income for reportable segments	$ 137,111	$ 123,623	$ 90,242
Adjustments for:			
Amortization expense of intangibles	1,045	732	992
Corporate and other expense, net (a)	1,055	7,299	1,282
Total operating income	135,011	115,592	87,968
Interest expense, net	2,360	3,210	4,730
Other income, net	1,179	717	3,101
Income before income taxes	$ 133,830	$ 113,099	$ 86,339

(a) The change in corporate and other expense, net is due to various changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.

Net sales by product category are as follows:

Year Ended June 30,	2007	2006	2005
Industrial	$ 1,614,515	$ 1,554,589	$ 1,442,308
Fluid power (b)	399,594	346,191	274,747
Net sales	$ 2,014,109	$ 1,900,780	$ 1,717,055

(b) The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components, and systems and repair services through the Company's service centers as well as the fluid power businesses.

Net sales are presented in the geographic area in which the Company's customers are located. Information by geographic area is as follows:

Year Ended June 30,	2007	2006	2005
Net Sales:			
United States	$ 1,778,993	$ 1,686,066	$ 1,539,143
Canada	211,446	194,594	160,396
Other	23,670	20,120	17,516
Total	$ 2,014,109	$ 1,900,780	$ 1,717,055
Long-Lived Assets:			
United States	$ 111,357	$ 115,935	
Canada	19,440	18,445	
Other	3,253	3,260	
Total	$ 134,050	$ 137,640	

Long-lived assets are comprised of property, goodwill and other intangible assets.

NOTE 12: COMMITMENTS AND CONTINGENCIES

In connection with the construction and lease of its corporate headquarters facility, the Company has guaranteed repayment of a total of $5,678 of taxable development revenue bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority. These bonds were issued with a 20-year term and are scheduled to mature in March 2016. Any default, as defined in the guarantee agreements, would obligate the Company for the full amount of the outstanding bonds through maturity. Due to the nature of the guarantee, the Company has not recorded any liability on the financial statements. In the event of a default and subsequent payout under any or all guarantees, the Company maintains the right to pursue all legal options available to mitigate its exposure.

The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company does not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

NOTE 13: OTHER INCOME, NET

Other income, net consists of the following:

Year Ended June 30,	**2007**	2006	2005
Unrealized loss on cross-currency swap	**$ 243**	$ 595	$ 901
Unrealized gain on deferred compensation trusts	**(1,397)**	(869)	(518)
Benefit from payouts on corporate-owned life insurance policies			(2,945)
Gain on sale of investments available for sale			(166)
Other	**(25)**	(443)	(373)
Total other income, net	**$ (1,179)**	$ (717)	$ (3,101)

The Company is the owner and beneficiary under life insurance policies acquired in conjunction with a fiscal 1998 acquisition, with benefits in force of $14,000 and a net cash surrender value of $2,700 at June 30, 2007.



To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2007 and 2006, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Applied Industrial Technologies, Inc. and subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 9, respectively, to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment,* effective July 1, 2005, and adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, in 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 17, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Cleveland, Ohio
August 17, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Applied Industrial Technologies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chairman & Chief Executive Officer and the Vice President – Chief Financial Officer & Treasurer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's Management and Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of inherent limitations, internal control over financial reporting can provide only reasonable, not absolute, assurance with respect to the preparation and presentation of the consolidated financial statements and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of June 30, 2007. This evaluation was based on the criteria set forth in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management determined that the Company's internal control over financial reporting was effective as of June 30, 2007.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

August 17, 2007



David L. Pugh
Chairman & Chief Executive Officer



Mark O. Eisele
Vice President – Chief Financial Officer & Treasurer



Bill L. Purser
President



Daniel T. Brezovec
Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Applied Industrial Technologies, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related statements of consolidated income, shareholders' equity and cash flows as of and for the year ended June 30, 2007 of the Company and our report dated August 17, 2007 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Cleveland, Ohio
August 17, 2007

QUARTERLY OPERATING RESULTS AND MARKET DATA

Unaudited

(In thousands, except per share amounts)

	Net Sales	Gross Profit	Operating Income	Net Income	Per Common Share (B): Net Income - Diluted	Cash Dividend	Price Range: High	Low
2007 (A)								
First Quarter	**$ 492,590**	**$ 135,134**	**$ 33,377**	**$ 21,117**	**$ 0.47**	**$0.12**	**$ 25.50**	**$ 20.75**
Second Quarter	**472,365**	**130,151**	**28,929**	**18,568**	**0.42**	**0.12**	**30.00**	**23.61**
Third Quarter	**521,129**	**140,572**	**34,105**	**21,697**	**0.49**	**0.12**	**26.95**	**22.72**
Fourth Quarter	**528,025**	**142,195**	**38,600**	**24,640**	**0.56**	**0.12**	**30.73**	**24.26**
	$ 2,014,109	**$ 548,052**	**$ 135,011**	**$ 86,022**	**$ 1.93**	**$ 0.48**		
2006 (A)								
First Quarter	$ 443,205	$ 122,304	$ 27,802	$ 16,850	$ 0.36	$ 0.08	$ 25.03	$ 21.33
Second Quarter	456,180	121,397	25,214	15,294	0.33	0.10	24.54	20.41
Third Quarter	497,198	136,815	32,085	19,990	0.43	0.10	31.15	22.50
Fourth Quarter	504,197	133,369	30,491	20,165	0.44	0.12	31.67	21.97
	$ 1,900,780	$ 513,885	$ 115,592	$ 72,299	$ 1.57	$ 0.40		
2005 (A)								
First Quarter	$ 413,126	$ 109,522	$ 21,503	$ 13,040	$ 0.29	$ 0.06	$ 15.89	$ 11.73
Second Quarter	404,139	103,948	17,223	9,980	0.22	0.06	21.33	14.83
Third Quarter	446,470	119,293	24,080	16,336	0.35	0.08	20.01	15.19
Fourth Quarter	453,320	122,086	25,162	15,983	0.34	0.08	22.60	16.13
	$ 1,717,055	$ 454,849	$ 87,968	$ 55,339	$ 1.20	$ 0.29		

(A) Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based on periodic physical inventory and the effect of year-end inventory quantities on LIFO costs. Reductions in year-end inventories during the fiscal year ended June 30, 2006 resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of these liquidations for the year ended June 30, 2006 increased gross profit by $1,647, net income by $1,013 and diluted net income per share by $0.02, respectively. There were no LIFO layer liquidations for fiscal 2007 and 2005.

(B) On August 10, 2007 there were 6,265 shareholders of record including 3,962 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 10, 2007 was $29.93 per share.

10 YEAR SUMMARY

(In thousands, except per share amounts and statistical data)

	2007	2006	2005	2004
Consolidated Operations –				
Year Ended June 30				
Net sales	**$ 2,014,109**	$ 1,900,780	$ 1,717,055	$ 1,517,004
Operating income	**135,011**	115,592	87,968	51,448
Income before cumulative effect of accounting change	**86,022**	72,299	55,339	31,471
Net income	**86,022**	72,299	55,339	31,471
Per share data				
Income before cumulative effect of accounting change				
Basic	**1.97**	1.62	1.24	0.73
Diluted	**1.93**	1.57	1.20	0.71
Net income				
Basic	**1.97**	1.62	1.24	0.73
Diluted	**1.93**	1.57	1.20	0.71
Cash dividend	**0.48**	0.40	0.29	0.21
Year-End Position – June 30				
Working capital	**$ 365,523**	$ 370,013	$ 345,806	$ 286,022
Long-term debt (including amounts classified as current)	**75,395**	76,186	76,977	77,767
Total assets	**777,369**	730,671	690,170	596,841
Shareholders' equity	**450,983**	414,822	393,287	339,535
Year-End Statistics – June 30				
Current ratio	**2.6**	3.0	2.9	2.9
Operating facilities	**445**	452	440	434
Shareholders of record	**6,242**	6,192	6,079	6,154

NET INCOME PER SHARE (Dollars)


07 $1.93
06 $1.57
05 $1.20
04 $0.71
03 $0.46
02 $0.06
01 $0.63
00 $0.67
99 $0.41
98 $0.61

NET SALES (Dollars in Billions)


07 $2.01
06 $1.90
05 $1.72
04 $1.52
03 $1.46
02 $1.45
01 $1.63
00 $1.60
99 $1.56
98 $1.52

2003	2002	2001	2000	1999	1998
$ 1,464,367	$ 1,446,569	$ 1,625,755	$ 1,601,084	$ 1,555,424	$ 1,518,615
36,254	30,834	55,001	57,779	42,269	58,520
19,832	14,755	28,048	31,048	19,933	30,125
19,832	2,655	28,048	31,048	19,933	30,125
0.47	0.34	0.64	0.68	0.41	0.62
0.46	0.34	0.63	0.67	0.41	0.61
0.47	0.06	0.64	0.68	0.41	0.62
0.46	0.06	0.63	0.67	0.41	0.61
0.21	0.21	0.21	0.21	0.21	0.21
$ 259,359	$ 250,644	$ 279,001	$ 255,132	$ 258,730	$ 221,766
78,558	83,478	113,494	112,168	126,000	90,000
553,404	534,566	578,854	594,667	574,349	606,091
307,856	298,147	311,518	299,331	293,586	299,502
2.8	2.9	3.2	2.6	3.0	2.1
440	449	469	478	444	449
6,157	6,455	6,697	6,548	6,869	6,731


NET INCOME (Dollars in Millions)
07 $86.0
06 $72.3
05 $55.3
04 $31.5
03 $19.8
02 $2.7
01 $28.0
00 $31.0
99 $19.9
98 $30.1


SHAREHOLDERS' EQUITY (Dollars in Millions)
07 $451.0
06 $414.8
05 $393.3
04 $339.5
03 $307.9
02 $298.1
01 $311.5
00 $299.3
99 $293.6
98 $299.5


DIVIDENDS PER SHARE (Dollars)
07 $0.48
06 $0.40
05 $0.29
04 $0.21
03 $0.21
02 $0.21
01 $0.21
00 $0.21
99 $0.21
98 $0.21



Back Row (L to R): Peter A. Dorsman, Thomas A. Commes, William G. Bares, Stephen E. Yates, John F. Meier, David L. Pugh, Peter C. Wallace

Front Row (L to R): L. Thomas Hiltz, Edith Kelly-Green, J. Michael Moore, Jerry Sue Thornton, Ph.D.

DIRECTORS

WILLIAM G. BARES (3, 4) Age 66
Former Chairman and
Chief Executive Officer
The Lubrizol Corporation
(Specialty Chemical Products)

THOMAS A. COMMES (1, 3) Age 65
Former President and
Chief Operating Officer
The Sherwin-Williams Company
(Paints and Coatings)

PETER A. DORSMAN (2) Age 52
Vice President and
General Manager
NCR Corporation,
Systemedia Division
(Transaction and Data Warehousing Solutions)

L. THOMAS HILTZ (2) Age 61
Attorney

EDITH KELLY-GREEN (1) Age 54
Former Vice President and
Chief Sourcing Officer
FedEx Express
(Express Transportation)

JOHN F. MEIER (4) Age 59
Chairman and
Chief Executive Officer
Libbey Inc.
(Tableware Products)

J. MICHAEL MOORE (1) Age 64
President
Oak Grove Consulting Group, Inc.
(Management Consulting)

Former Chairman and
Chief Executive Officer
Invetech Company
(Industrial Distributor)

DAVID L. PUGH (3) Age 58
Chairman &
Chief Executive Officer
Applied Industrial Technologies, Inc.

JERRY SUE THORNTON, Ph.D. (2) Age 60
President
Cuyahoga Community College
(Two-Year Educational Institution)

PETER C. WALLACE (2) Age 53
President and
Chief Executive Officer
Robbins & Myers, Inc.
(Equipment Manufacturer)

STEPHEN E. YATES (4) Age 59
Executive Vice President and
Chief Information Officer
KeyCorp
(Financial Services)

Committees of The Board
(1) Audit Committee
(2) Corporate Governance Committee
(3) Executive Committee
(4) Executive Organization and Compensation Committee

OFFICERS

DAVID L. PUGH, Age 58
Chairman & Chief Executive Officer

BILL L. PURSER, Age 64
President

BENJAMIN J. MONDICS, Age 49
Executive Vice President &
Chief Operating Officer

TODD A. BARLETT, Age 52
Vice President – Acquisitions and
Global Business Development

FRED D. BAUER, Age 41
Vice President –
General Counsel & Secretary

MICHAEL L. COTICCHIA, Age 44
Vice President -
Chief Administrative Officer and
Government Business

MARK O. EISELE, Age 50
Vice President – Chief Financial Officer
& Treasurer

JAMES T. HOPPER, Age 63
Vice President –
Chief Information Officer

JEFFREY A. RAMRAS, Age 52
Vice President – Marketing and
Supply Chain Management

RICHARD C. SHAW, Age 58
Vice President -
Communications and Learning

DANIEL T. BREZOVEC, Age 46
Corporate Controller

JODY A. CHABOWSKI, Age 47
Assistant Controller

ALAN M. KRUPA, Age 51
Assistant Treasurer

OTHER KEY MANAGEMENT

THOMAS E. ARMOLD, Age 52
Vice President –
Product Management & Marketing

IVAN J. BATISTA, Age 34
General Director –
Rafael Benitez Carrillo, Inc.
(Puerto Rico)

HENRY C. CARL, Age 63
Vice President –
Strategic Accounts

ROBERT E. CURLEY, Age 47
Vice President – Southeast Area

BARBARA D. EMERY, Age 48
Vice President – Human Resources

WARREN E. HOFFNER, Age 47
Vice President, General Manager –
Fluid Power

MARY E. KERPER, Age 56
Vice President –
Operational Excellence

JOHN M. LEYO, Age 56
Vice President –
North Atlantic Area

MARK A. STONEBURNER, Age 43
Vice President – Midwest Area

SERGIO H. NEVÁREZ, Age 49
General Director – Applied Mexico

RONALD A. SOWINSKI, Age 46
President &
Chief Operating Officer –
Applied Industrial Technologies Ltd.
(Canada)

DONN G. VEENHUIS, Age 58
Vice President – Western Area

THEODORE L. WOLICKI, Age 53
Vice President – Central States Area

SHAREHOLDER INFORMATION

Applied Industrial Technologies, Inc. common stock is listed on the New York Stock Exchange under the symbol AIT. The company is identified in most financial listings as "AppliedIndlTch."

Research on Applied Industrial Technologies is available through:

BB&T CAPITAL MARKETS
Holden Lewis, 804/782-8820

SOLEIL – GREAT LAKES REVIEW
Elliot Schlang, 216/767-1340

CLEVELAND RESEARCH COMPANY
Adam Uhlman, 216/649-7241

STEPHENS INC.
Matt Duncan, 501/377-3723

KEYBANC CAPITAL MARKETS®
Jeffrey D. Hammond, 216/443-2825

WACHOVIA CAPITAL MARKETS, LLC
Allison Poliniak, 212/214-5062

MORGAN KEEGAN
Brent D. Rakers, 901/579-4427

SHAREHOLDER INQUIRIES
Requests to transfer Applied Industrial Technologies, Inc. shares and all correspondence regarding address change information, duplicate mailings, missing certificates, failure to receive dividend checks in a timely manner or to participate in the Company's direct stock purchase program should be directed to the Company's transfer agent and registrar:

COMPUTERSHARE INVESTOR SERVICES
250 Royall Street
Mail Stop 1A
Canton, MA 02021
800/988-5291

Investor relations inquiries should be directed to:

MARK O. EISELE
Vice President – Chief Financial Officer & Treasurer
Applied Industrial Technologies
One Applied Plaza
Cleveland, OH 44115-5014
Telephone: 216/426-4000, Fax: 216/426-4845

ANNUAL REPORT ON FORM 10-K
The Applied Industrial Technologies, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2007, including the financial statements and schedules thereto, is available at our Web site at www.applied.com. It is also available without charge upon written request to the Vice President – Chief Financial Officer & Treasurer at the preceding address.

REGULATORY CERTIFICATIONS
In fiscal 2007, the Chief Executive Officer (CEO) of Applied Industrial Technologies, Inc. provided to the New York Stock Exchange (NYSE) the annual CEO certification regarding the Company's compliance with NYSE corporate governance listing standards. In addition, the Company's CEO and Chief Financial Officer filed with the Securities and Exchange Commission the required certifications regarding the quality of the Company's public disclosures in its fiscal 2007 reports and the effectiveness of internal control over financial reporting.

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, October 23, 2007, at the Corporate Headquarters of Applied Industrial Technologies, One Applied Plaza, East 36th and Euclid Avenue, Cleveland, Ohio 44115.

QUARTERLY VOLUME, PRICE AND DIVIDEND INFORMATION

			Price Range		
	Shares Traded	Average Daily Volume	High	Low	Cash Dividend
2007					
First Quarter	**20,528,900**	**325,900**	**$ 25.50**	**$ 20.75**	**$ 0.12**
Second Quarter	**16,447,500**	**261,100**	**30.00**	**23.61**	**0.12**
Third Quarter	**17,787,400**	**291,600**	**26.95**	**22.72**	**0.12**
Fourth Quarter	**18,389,300**	**291,900**	**30.73**	**24.26**	**0.12**
2006					
First Quarter	11,773,500	184,000	$ 25.03	$ 21.33	$ 0.08
Second Quarter	17,774,000	282,100	24.54	20.41	0.10
Third Quarter	15,937,300	257,000	31.15	22.50	0.10
Fourth Quarter	26,181,000	415,600	31.67	21.97	0.12
2005					
First Quarter	14,504,400	226,700	$ 15.89	$ 11.73	$ 0.06
Second Quarter	20,312,400	317,400	21.33	14.83	0.06
Third Quarter	16,635,500	272,700	20.01	15.19	0.08
Fourth Quarter	15,018,000	234,600	22.60	16.13	0.08




APPLIED
Industrial Technologies

Applied Industrial Technologies
Corporate Headquarters
One Applied Plaza
Cleveland, Ohio 44115
216/426-4000

END